UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

Annual Report Central Puerto December 2025 2 CONTENT 1. Company’s overview Corporate Governance Board of Directors, Statutory Audit Committee and Supervisory Committee Corporate information 2. Macroeconomic context 3. The Argentine Wholesale Electricity Market Trade Agreements in the forward market Liquid fuels and natural gas 4. Maintenance Puerto Nuevo & Nuevo Puerto Site Mendoza Piedra del Águila Site Brigadier López Site San Lorenzo Site – Terminal 6 5. Human Resource 6. Environment, Health & Safety and Quality Commitment Policy Environment Health & Safety Quality 7. Finances General remarks Outlook for the current fiscal year Allocation of fiscal year results Financial performance 01 Company’s overview CORPORATE GOVERNANCE Annual Report 2025 4 Directors Osvaldo Arturo RECA (Chairman) Miguel DODERO (Vice-Chairman) José Luis MOREA Tomás José WHITE Marcelo Atilio SUVA Jorge Eduardo VILLEGAS Martina BLANCO Diego Gustavo PETRACCHI Martín LHEZ Deputy Directors Fernando Roberto BONNET José Manuel ORTIZ Adrián Gustavo SALVATORE Martín OROZCO Mario ELIZALDE José Manuel PAZOS Alejo VILLEGAS Ramón Nazareno ULLOA CORPORATE GOVERNANCE Annual Report 2025 5 STATUTORY AUDIT COMMITTEE Statutory Auditors Carlos César Adolfo HALLADJIAN Eduardo Antonio EROSA Juan Antonio NICHOLSON Deputy Statutory Auditors Carlos Adolfo ZLOTNITZKY Cristina Margarita DE GIORGIO Lucas NICHOLSON SUPERVISORY COMMITTEE Members José Luis MOREA Tomás José WHITE (financial expert) Jorge Eduardo VILLEGAS Deputy members Juan Manuel ORTIZ Mario ELIZALDE Annual Report 2025 6 CORPORATE INFORMATION Central Puerto S.A. (the “Company” or “CPSA”) and the companies that make up the economic group (the “Group”) form an integrated group of companies related to the energy sector, mainly engaged in electric power generation and trade. CPSA was incorporated pursuant to the Executive Power (“PEN”) Decree No. 122/92, in accordance with Law No. 24065, which subjected to total privatization the electricity generation, transportation, distribution and trade in charge of Servicios Eléctricos del Gran Buenos Aires S.A. Our shares are listed on Bolsas y Mercados Argentinos (“BYMA”) and, since February 1, 2018, on the NYSE (“New York Stock Exchange”), under the ticker “CEPU”. The Company has the following assets to conduct its electric power generation activity: THERMAL AND HYDROELECTRIC POWER STATIONS (*) ST 140 MW with Commercial Authorization expected for 2026 Luján de Cuyo Thermal Station has a capacity of 125 tn/h of steam production and Terminal 6 – San Lorenzo Cogeneration Thermal Station has a steam production capacity of 340 tn/h. Annual Report 2025 7 CORPORATE INFORMATION The Company has a total installed capacity of 568.8 MW of commercially-authorized power from renewable sources, which is distributed as follows: RENEWABLE ENERGY FARMS (*) CPSA’s acquisition of the complex in September 2025 (**) Generation is considered from the Commercial Authorization of the farm in November 2025 Annual Report 2025 8 CORPORATE INFORMATION Central Puerto has shareholdings in three thermal companies: INVESTEES Annual Report 2025 9 CORPORATE INFORMATION ✓ On July 19, 2028, Ente Nacional Regulador del Gas (Enargas, Argentine Gas Regulating Entity) registered the Company in the Traders and Trade Agreements Register of Enargas. ✓ The company Puerto Energia S.A.U. (completely controlled by CPSA), was registered as trader of natural gas in the Traders Register of Enargas on March 22, 2024, and on September 20, 2024 its entry as Trader Participant in Wholesale Electricity Market (WEM) was authorized. ✓ On March 31, 2025, CPSA’s Board of Directors approved a corporate reorganization by which, subject to the approval of the Shareholders’ Meetings of the companies involved, CPSA absorbed the assets and liabilities of the subsidiary CPR. Since CPSA owned 100% of CPR’s shares, its equity did not increase as a result of the merger. Subsidiary CPR will be dissolved without liquidation. On May 22, 2025, the corresponding Shareholders’ Meetings approved the corporate reorganization. The merger’s effective date was defined to be October 1, 2025, once all the conditions established in the Merger Final Agreement were met and after the approval of the corporate reorganization by CNV, which occurred on September 10, 2025. ✓ Regarding the mining sector, the Company has a shareholding of: a) 9.9% in AbraSilver Resource Corp. (“AbraSilver”), a company listed on the Canadian Stock Exchange with mining concessions in Argentina, which includes the silver-gold project Diablillos, located in the Northwest area of Argentina, on the limit between the provinces of Salta and Catamarca, and b) 27.5% of the share capital of 3C Lithium Pte. Ltd. (“3C”) (incorporated under the regulations of Singapore), which owns 100% of the share capital of Minera Cordillera S.A., an Argentine company owning the mining rights of the project “Tres Cruces”, located in Catamarca, Argentina. The project “Tres Cruces” involves a recently-discovered lithium deposit, with the aim of developing exploring, drilling and exploitation activities of the mineral. ✓ The Group participates in the forestry sector with assets in the provinces of Entre Ríos and Corrientes, through the following subsidiaries of Proener S.A.U (a company completely owned by CPSA): a) Forestal Argentina S.A., owner of forestry assets consisting of approximately 141,000 hectares in the provinces of Entre Ríos and Corrientes, of which 67,000 hectares are planted with eucalyptus and pine, over a total of 77,500 arable hectares; and b) Loma Alta Forestal S.A., owner of forestry assets consisting of approximately 19,400 hectares in the province of Corrientes, of which approximately 10,400 hectares are planted with pine. Annual Report 2025 10 CORPORATE INFORMATION ✓ Finally, the Group was involved in the natural gas distribution sector in the regions of Cuyo and the Center of the Argentine Republic, with investments in the associated companies which belong to the ECOGAS Group. On March 31, 2025, CPSA’s Board of Directors approved the corporate reorganization through which, subject to the approval of the Shareholders’ Meetings of the companies involved, CPSA split its shareholdings in the companies of the ECOGAS Group and 305,000 in cash to be absorbed by Ecogas Inversiones S.A. On May 22, 2025, the corresponding Shareholders’ Meetings approved the corporate reorganization. The split offmerger’s effective date was defined to be October 1, 2025, once all the conditions established in the Split Off-Merger Final Agreement were met and after the approval of the corporate reorganization by CNV, which occurred on September 10, 2025. The shares that Ecogas Inversiones S.A. issued in exchange of the incorporation of the split assets mentioned were received directly by CPSA’s shareholders, at the rate of 1 share of Ecogas Inversiones S.A. per each 18.6694 shares owned in CPSA. SHARE CAPITAL Within the context of the acquisition of treasury shares plan approved by the Company on October 11, 2022, and pursuant to Section 67 of the Capital Market Act No. 26831, the 252,034 common shares, carrying one vote each, were cancelled by operation of law. Said cancellation occurred due to the fact that, after the term of 3 (three) years after their acquisition (between October 20 and November 23, 2022) elapsed, those shares remained in the Company’s portfolio and were not disposed of, nor was there any decision on that regard taken by the Shareholders at their Meeting, as requested by the regulations in force. Therefore, the share capital of the Company was reduced by operation of law in an amount equal to the face value of the shares cancelled. The new share capital amounts to $1,513,770,222, represented by 1,513,770,222 common and book-entry shares, carrying 1 (one) right to vote and with a face value of $1 each. In addition, 100% of the share capital is subject to the public offer regime and the listing of shares or certificates representative of those shares on Bolsas y Mercados Argentinos (“BYMA”) and NYSE. CORPORATE INFORMATION Annual Report 2025 10 The fiscal year ended December 31, 2024 showed a net profit in thousands of Argentine pesos of $80,578,982, therefore as of December 31, 2024, the Company’s accumulated retained earnings amounted to thousands of Argentine pesos $66,972,208. The Shareholders’ Meeting held on April 30, 2025, decided: 1) to allocate to the statutory reserve the amount of thousands of Argentine pesos $2,935,175; and 2) to allocate the remaining balance of the accumulated to the creation of an optional reserve for the payment of dividends based on the evolution of the financial position of the Company and the provisions of dividends distribution in force, delegating to the Board of Directors its release, in whole or in part, for the distribution of dividends and the determination of the time, currency, term and other conditions of payment pursuant to the scope of the delegation granted by the Meeting. In addition, it decided to pay the profit-sharing bond of the Company, pursuant to Section 12 and 13 of the Bylaws, delegating to the Board of Directors its payment conditions. 02 Macroeconomic context Annual Report 2025 12 INTERNATIONAL CONTEXT 2025 has been a year marked by its variability and instability, whose dynamic has been characterized mainly by the reshaping of the international trade, new tariff measures and global growth prospects. According to the last projections by the International Monetary Fund (“IMF”), global growth in 2025 would be 3.3% and would remain at levels of 3.3% for 2026 and 3.2% in 2027. The forecast for 2026 and 2027 represents an upward revision compared to the figures published in October 2025. This evolution responds to diverging, but balancing, forces. The negative impact derived from the change in commercial policies is offset by positive outcomes from the increase in investments related to technology, in particular artificial intelligence (AI), and the monetary and fiscal support, and the adaptability of the private sector. World’s general inflation is expected to go down from 4.1% in 2025 to 3.8% in 2026, and 3.7% in 2027. Inflation projections remain almost unchanged regarding the ones made in October and it is believed that inflation will reach the level set as goal more gradually in the United States than in other main economies. These outlooks are still exposed to negative factors. A revaluation of the expectations on the increase in AI-related productivity could lead to a decline in investment and trigger a sharp financial market correction, extending from AI companies to other segments, and denting household wealth. Commercial tensions could exacerbate, prolonging uncertainty and delaying activity. There are indications that during 2026, internal or geopolitical tensions could rise, which could result in new uncertainty fronts and alter world’s economy due to their impact on financial markets, supply chains and commodities prices. An increase in fiscal deficits and an elevated public debt could exert pressure on long-term interest rates and, in addition, on the financial conditions in more general terms. On the positive side, the activity could be boosted by more investments related to AI, which, on the long term, could lead to sustainable growth if a quicker adoption of AI results in substantial increase of productivity and higher dynamism of companies. A sustained easing of commercial tensions could also contribute to the activity. Policies to foster stability and improve medium-term growth outlooks sustainably must focus on rebuilding fiscal buffers, preserving financial and price stability, reducing uncertainty and conducting structural remodeling without any delays. Annual report 2025 13 ARGENTINE CONTEXT During 2025, the Argentine economy grew in comparison to 2024, recording a 3.3% increase in the GDP during the first nine months of the year. However, the last Economic Activity Monthly Estimator (“EMAE”) report by INDEC shows that the economic activity accumulated as of November 2025 decreased slightly by 0.3% in respect to the previous year. In this regard, the year-on-year variation of the Wholesale Internal Price Index (IPIM) published by INDEC as of December 2025 was 26.2%, a strong decline compared to the 67.1% of 2024. Throughout 2025, the Central Bank of Argentina also increased its international reserves compared to 2024. At year-end, the reserves were at USD 41,167 million in comparison to USD 29,612 million in 2024, an increase of approximately 39%. In the exchange market, the Argentine peso depreciated 41% during 2025 versus the previous year. In this regard, the wholesale dollar ended the year at $1455, compared to $1032 in 2024. In the banking sector, interest rates also adjusted downward, shadowing the lower inflation environment. The BLADAR rate (in Argentine pesos of private banks, annual nominal rate) reached 26.68% in the last business day of the year, in comparison to 31.93% on the same day of the previous year. However, during 2025, interest rates were volatile, reaching levels of 59% at different times of the year. Regarding the forecasts for 2026, the IMF in its World Economy Outlook report dated January 2026, expects the Argentine economy to have a 4% growth in its GDP after projecting that the economy would grow by 4% as well in 2025. 03 Argentine Wholesale Electricity Market WHOLESALE ELECTRICITY MARKET Annual Report 2025 15 During the Fiscal Year 2025, the net demand of the Agents of the Wholesale Electricity Market (WEM) had a growth of +0.7% compared to 2024, reaching 141,253 GWh. This electricity demand was covered with generation, whose origin is shown in the table below: SADI GENERATION AND INTERNATIONAL EXCHANGE [GWh]* ENERGY [GWh] 2024 2025 Variation % 2023 Variation % THERMAL 75388 75225 -0.2% 73020 3% HYDRO 33424 30144 -10% 39332 -23% NUCLEAR 10449 10761 3.0% 8963 20% RENEWABLE 22877 26659 17% 20086 33% IMP. 4654 4304 -7.5% 6241 -31% EXP. 970 509 -48% 98 421% In 2025, hydroelectric generation showed a decline of -10% compared to 2024, mainly due to lower contributions in Yacyretá and Comahue, which was offset by an increase in renewable energy (+17%) and a higher nuclear generation (+3%). In addition, there was a decrease in thermal generation (-0.2%), in the imports of electric energy (-7.5%), and a drop in energy exports (-48%). The maximum daily demand of the system during 2025 was registered on February 10, 2025 at 2.47 p.m., reaching a new historic record of 30,257 MW of power and 590.3 GWh of energy. The table below shows the behavior in the use of different fuels for the electric energy generation compared to the previous year (the total equivalence is shown at the end as equivalent NATURAL GAS): WHOLESALE ELECTRICITY MARKET Annual Report 2025 16 FUEL 2024 2025 VARIATION % 2023 NATURAL GAS [thousands of dam3] 15261 15402 1% 13952 FUEL OIL [thousands of Ton] 234 91 -61% 674 GAS OIL [thousands of m3] 945 439 -54% 1300 MINERAL CARBON [thousands of TN] 253 266 5% 521 Equiv. NATURAL GAS [thousands of dam3] 16662 16128 -3% 16401 In 2025, natural gas consumption was similar to 2024, whereas the consumption of liquid fuels decreased significantly (-61% for fuel oil and -54% for gas oil). The total’s system consumption of fuels expressed as equivalent Natural Gas was slightly inferior (-3%) compared to 2024. Monthly demand The following graph shows the monthly evolution of the demand of WEM Agents in 2025, and its comparison to 2024 and 2023. The year-on-year increase of total demand of WEM during 2025 was +0.7%. WHOLESALE ELECTRICITY MARKET Annual Report 2025 17 Demand (does not include exports, pumping and grid loss) WHOLESALE ELECTRICITY MARKET Annual Report 2025 18 Sales to the Spot Market Regulatory evolution Jan-Oct 2025 During 2025, within a regulated market, the following updates of Spot Prices were published in the Official Gazette. Resolution In force since Increase vs. prior resolution Res.603/2024 Jan-25 4.0% Res.27/2025 Feb-25 4.0% Res.113/2025 Mar-25 1.5% Res.143/2025 Apr-25 1.5% Res.177/2025 May-25 2.0% Res.227/2025 Jun-25 1.5% Res.280/2025 Jul-25 1.0% Res.331/2025 Aug-25 0.4% Res.356/2025 Sep-25 0.5% Res.381/2025 Oct-25 0.5% WEM’s normalization process: Resolution 400 On October 2025, the Resolution No. 400/2025 by the Secretariat of Energy was published in the Official Gazette, which establishes the WEM’s Normalization Rules and its Progressive Adaptation. This Resolution entered into force as from November 1, 2025, resulting in the liberalization of the Electricity Market, allowing legacy thermal generators to enter into contracts in the Forward Energy Market (MAT-E) and Power Market (MAT-P) for up to 20% of its production with Large Users and up to 100% with Distribution Companies until 2029, and without limits as from January 2030. On the other hand, the Resolution establishes the progressive mechanisms for the decentralization of fuels purchase, enabling a transition toward self-managed operations. WHOLESALE ELECTRICITY MARKET Annual Report 2025 19 New remuneration scheme- Resolution 400 As regards to the remuneration scheme, since Resolution 400/2025 became effective, it is expected that units receive a power collection during the Power Remuneration Hours (HRPs) during which each machine is available, with a price per hour of Power Made Available (PPAD) equivalent to 12 USD/MW-month, affected by a KP factor, stipulated at 1.5 during summer and winter, and 1 for the rest of the months (except for machines that operate only with natural gas, where KP is set at 1.1 and 0.9). On the other hand, there is an additional value of USD 1000 per MW-month as a Base Reliability Reserve Service. It must be noted that for combined cycles to access this remuneration scheme, they must previously submit their waiver to the agreement under Resolution 59/2023. Central Puerto presented it to CAMMESA through note CPSA- GC-N-0412-25 on October 31, 2025. The remuneration for the energy in each unit included in Res. 400 shall partially capture the marginal rent over the variable production cost according to the following expression: AMR = (SHMC x LF – VPC) x ARF AMR: adapted marginal rent. With minimum values of 2 USD/MWh for units with Variable Production Cost (VPC) lower than 60 USD/MWh and 7 USD/MWh for units with VPC higher or equal to 60 USD/MWh. SHMC: System Hour Marginal Cost LF: Loss factor VPC: Variable Production Cost declared by the unit ARF (Adapted Rent Factor): it is a parameter that limits the rent captured for thermal generation and for existing units with their own management of fuel. It is set at 15% (2025-2026), 25% (2027), 35% (2028 onwards). In case the generator consumes the “NG Agreement” (volume committed by CAMMESA under the Gas Plan), the ARF must be multiplied by a second “FRC” factor, which will vary between 0.8 for the first two years and 0.5 from 2028 onwards. WHOLESALE ELECTRICITY MARKET Annual Report 2025 20 Secretariat of Energy Resolution No. 294/2024 On October 2, 2024, the Secretariat of Energy Resolution No. 294/2024 (“Resolution 294”) was published on the Official Gazette, which establishes a “Contingency and Prevision Plan for the critical months of the period 2024/2026”, defining measures that range from generation offer, transportation and energy distribution. For the case of generation, an additional, complementary and exceptional remuneration is proposed subject to an availability commitment of the machines not included in agreements with the WEM, or which had not adhered to S.E. Resolution No. 59/2023. This resolution is in force until March 2027. In line with this regulation, generators assume a power availability commitment for each unit, at certain hours of the day, deemed as critical, during the business days of the summer months (December-March) and winter (June-August). Remuneration prices are set in U.S. dollars, both for the compliance of the power availability (2000 USD/MW-month), and the energy generated in the hours of the evaluation periods mentioned, as shown below: Technology Natural Gas USD/MWh Fuel Oil USD/MWh Gas Oil USD/MWh Bio Fuel USD/MWh Carbon USD/MWh GT 6.4 8.6 8.7 ST 3.4 6.0 8.7 10.4 Engines 8.1 15.4 10.5 8.7 To determine each unit’s remuneration, the indicated power and energy prices shall be affected by a criticality factor, which may range from 0.75 and 1.25, depending on the nodes where the units are linked to the transportation system. The Group adhered to Resolution 294 with ST (steam turbines) units located in Buenos Aires and Luján de Cuyo, and GT (gas turbine) units located in Luján de Cuyo and the thermal station Brigadier López. TRADE Annual Report 2025 20 Market share Regarding electric generation, in 2025, Central Puerto had a net generation of 18,764 GWh, which represents a share in the generation of 13.1% over the total SADI, below the 15.2% of the 2024 share. This was the result, mainly, of the reduction of the hydrologic contributions of Collón Curá and Limay in the Piedra del Águila Hydroelectric Station. With respect to the total thermal generation of SADI, Central Puerto reached 18.6% of the share in 2025, below the 2024 share of 20.5%, as a consequence of the maintenance of the combined cycle CEPUCC during the months of October and November. As for installed power, in 2025 Central Puerto had a market share of 15.5% over the total SADI, similar to the 2024 share. The acquisitions of 2025 were Cafayate Solar Farm (acquired in September 2025) and San Carlos Solar Farm (November 2025). % Market share – Generation Year Hydroelectric Renewable Thermal Total 2016 6.50% 0.30% 13.60% 10.70% 2017 9.40% 0.30% 13.40% 11.50% 2018 10.50% 6.80% 11.40% 10.50% 2019 11.10% 9.60% 12.70% 11.30% 2020 11.80% 10.50% 11.60% 10.70% 2021 10.60% 9.00% 11.40% 10.10% 2022 10.90% 8.32% 15.39% 12.05% 2023 13.15% 8.10% 19.14% 14.70% 2024 13.01% 7.79% 20.54% 15.20% 2025 8.90% 7.75% 18.63% 13.1% % Market share – Installed power Year Hydroelectric Renewable Thermal Total 2016 13.50% 0.00% 12.60% 11.80% 2017 13.40% 0.00% 11.40% 11.20% 2018 13.40% 10.20% 10.60% 10.90% 2019 13.30% 9.40% 10.80% 10.90% 2020 13.30% 9.30% 11.50% 11.30% 2021 13.30% 7.50% 11.80% 11.20% 2022 13.30% 7.38% 11.88% 11.22% 2023 13.30% 8.35% 20.65% 16.40% 2024 14.94% 7.12% 19.10% 15.55% 2025 14.94% 7.66% 19.09% 15.50% TRADE Annual Report 2025 21 As regards to electric generation from renewable sources, in 2025 Central Puerto had a market share of 7.75%, higher than in 2024, as a consequence of the acquisition of Cafayate Solar Farm (September 2025) and San Carlos Solar Farm (November 2025), and a better availability of the farms. In addition, the hydroelectric generation of Piedra del Águila Power Station decreased by -38% compared to 2024, due to lower contributions of the rivers Limay and Collón Curá. AGREEMENTS IN THE FORWARD MARKET Summary Until February 2025, the forward market was formed by Mercado a Término Energías Renovables (MATER, Renewable Energy Forward Market), the Energía Plus Service and the remaining agreements of Base demand. From February 2025, the Secretariat of Energy moved forward in the normalization of the Wholesale Electricity Market through Resolutions No. 21/2025 and 400/2025. Resolution No. 21/2025 reestablished the free contracting within the Forward Market for all the Generation Station installed after January 1, 2025, eliminating regulatory restrictions and limiting the continuity of the Energía Plus regime until February 2026. Later on, Resolution No. 400/2025 expanded this process with the approval of new rules for the normalization and progressive adaptation of WEM, oriented towards a better price setting based on market conditions and a gradual reduction of the centralized energy-assignment mechanisms administered by CAMMESA. In this context, the Forward Market (MAT) increasingly acquires a role as the primary contractual hedging instrument for distribution companies and large users. In particular, this Resolution authorized thermal generators to trade a portion of their production in the Forward Market. As a consequence of this, Central Puerto S.A. is authorized to trade up to 20% of the energy generated by its thermal units under agreements of the Forward Market with Large Users of the Market (GUMES and GUMAS) and the Distribution Company (GUDIS) and was authorized to trade the entirety of the energy generated for the Uncovered Seasonal Demand, as defined in SE Resolution No. 400/2025, increasing its commercial flexibility. In addition, during 2025, Central Puerto S.A. became a successful bidder in the bidding process for the acquisition of the Piedra del Águila Hydroelectric Station, incorporating to its portfolio one of the main hydroelectric assets in the country. As per the new regulatory framework, starting in January 2026, that station is authorized to trade up to 5% of its energy and power in the Forward Market to Large Users and Distribution Companies, strengthening the commercial strategy of the Company through the direct participation in bilateral supply agreements. Annual Report 2025 22 AGREEMENTS IN THE FORWARD MARKET Altogether, these regulatory measures consolidate the Forward Market as a growing axis of the commercial model of the Argentine electric sector, gradually increasing the participation of competitive hiring mechanisms and granting generators more tools for the active management of their energy portfolios. While in 2024 only 6% of the demand was supplied by agreements (30% of the demand of Large Users), as from November 2025, a new path of contracting began, which is expected to reach the limit of 20% of machines with commercial authorization prior to 2025 during the first half of 2026. On the other hand, MATER is currently limited by the offer of available generation, since all the power installed authorized to operate in that market is mostly hired, thus creating competition among renewable, thermal and hydroelectric technologies. Demands traded with Large Users Energy demand from Large Users Agents of WEM (“GU”) in 2025 was 18.92 GWh. As from November, 54% of the demand of Large Users is supplied by supply agreements with generators in four modalities: MAT demand SE Resolution 400/2025, Energía Plus Service and MATER. The remaining 46% is supplied by CAMMESA under spot conditions. The following chart includes the share that each supply modality has in the total demand of the MAT market at from November 2025: MAT demand SE Resolution SE 400/2025 6% Renewables MAT 21% Hydro MAT 74% Thermal MAT Agreements in MAT SE Resolution 400/2025 Central Puerto positioned itself in the first two months of the Market Normalization (November and December, 2025) with a share of 11%, considering the transactions in the Thermal and Hydroelectric Market. The Group’s sales reached 37.2 GWh of energy, with an average sale price of 58.4 USD/MWh, and 94 points of supply hired. Annual Report 2025 23 AGREEMENTS IN THE FORWARD MARKET Puerto Energía S.A.U. In 2025, Puerto Energía SA ranked as the fourth trader of electric energy in the country, with 5 Trade Agreements subscribed, with the only thermal agreement under SE Resolution 21/25 in the market. Annual sales reached 49.22 GWh of energy, with 62 points of supply hired. KEY RESOLUTIONS AND HIGHLIGHTS Normalization of the Wholesale Electric Market – SE Resolutions No. 21/2025 and No. 400/2025 During the fiscal year 2025, the Secretariat of Energy issued Resolutions No. 21/2025 and No. 400/2025, through which a normalization process of the Wholesale Electric Market (WEM) commenced, implementing relevant modifications to the electric energy trade scheme and the economic organization of the sector. SE Resolution 21/2025 reestablished the free hiring between WEM agents for generators with commercial authorization after January 1, 2025, reactivating the Forward Market (MAT) as the arena for the execution of bilateral supply agreements between generators, distribution companies and large users. The regulation set forth the progressive elimination of regulatory restrictions in force on the direct contracting of energy and set the foundations for a gradual transition from trading mechanisms administered towards schemes based on agreements between private parties. In addition, it began the ordering of contractual regimes implemented in previous years, to reestablish economic signals that foster operating efficiency and investment in generation capacity, setting forth a transition period. In line with those measures, SE Resolution No. 400/2025 approved the rules for the progressive adaptation of the WEM’s functioning, oriented towards a price setting scheme more aligned with the real generation costs and gradually reducing the centralization of the fuel purchase and the purchase of thermal and renewable energy and power by CAMMESA. In this context, the MAT increasingly acquires a role as the primary contractual hedging instrument of electric demand, increasing the relevance of generators’ active commercial management. Annual Report 2025 24 CENTRAL PUERTO IN THE FORWARD MARKET As a consequence of this new regulatory framework, thermal generators were authorized to trade a portion of their production through agreements in the MAT. By virtue of this, Central Puerto S.A. is authorized to allocate up to 20% of the energy generated by its thermal units to the execution of bilateral agreements with Large Users of the Market and Distribution Companies for their GUDIs, and up to 100% of the energy generated with Distribution Companies for Uncovered Seasonal Demand, which expands its commercial alternatives and could progressively modify the composition of its income between administered schemes and agreements under the Forward Market. In addition, during 2025, Central Puerto S.A. became a successful bidder in the bidding process for the acquisition of the Piedra del Águila Hydroelectric Power Station, incorporating it to its generation portfolio. As per the new regulatory framework, starting on January 2026, that station is authorized to trade up to 5% of its energy and power in the Forward Market. Altogether, SE Resolutions No. 21/2025 and No. 400/2025 establish a gradual transition towards an electric market model with more participation of competitive hiring mechanisms, progressively reducing administrative intervention in the allocation of energy and strengthening the role of the economic signals in the determination of prices. This process could lead to changes in the income dynamics of the sector, increasing the exposure of generators to market conditions, but also expanding the opportunities of commercial optimization and management of energy portfolios. Annual Report 2025 25 CENTRAL PUERTO IN THE FORWARD MARKET Secretariat of Energy Note NO-2024-44424318-APN-SE#MEC: Priority use of the capacity of the Perito Francisco Pascacio Moreno Pipeline (“GPFPM”, former Presidente Néstor Kirchner Pipeline), and the wellhead natural gas tendered and awarded associated with said capacity (“Round 4.2 Gas of the GasAr Plan”) for the supply of the priority demand of pipeline natural gas. On April 30, 2024, the Energy Secretary instructed ENARSA to use on a priority basis the transportation capacity, in whole or in part, over GPFPM which had been duly contracted by CAMMESA for electric energy generation, with the objective of avoiding situations that could eventually put at risk the supply of the non-interruptible priority demand of the Distribution Services Companies (“Distribution Companies”). To that end, the Secretary further instructed ENARSA to make the Round 4.2 Gas of the GasAr Plan available to Distribution Companies identified with shortfalls, up to the total awarded volume of 21 MMm3/day if necessary, at the delivery points of the Buenos Aires subzone (SALLIQUELO) of the GPFPM and the Greater Buenos Aires subzone of the Mercedes-Cardales Pipeline. Once the non-interruptible demand of the Distribution Companies is met, ENARSA will make available to CAMMESA the natural gas and the remaining transportation capacity of GPFPM for the demand of electric energy generation. Annual Report 2025 26 LIQUID FUELS AND NATURAL GAS Oil market Internationally, the average price of Brent Crude Oil fell by 15% in 2025 compared to the previous year, moving from an annual average of 75.7 USD/bbl in 2024 to 764.7 USD/bbl in 2025. In 2025, the maximum price registered for Brent Crude Oil was 80 USD/bbl and the minimum was 55.2 USD/bbl. In the Wholesale Electricity Market (WEM), through the Resolution by the Productive Development Ministry No. 12/2019 (published in the Official Gazette on December 30, 2019), CAMMESA centralized again the purchase of fuels (Natural Gas, Fuel Oil [FO] and Gas Oil [GO]) for the generation of electric energy. The aforementioned resolution repealed Resolution No. 70/2018 by former SGE, which enabled self-management for Generators, maintaining CAMMESA as the supplier of last resort. As a result, CAMMESA became the sole supplier in the WEM. In this regard, and moving specifically to the liquid fuels market for the electric energy generation industry, since March 2013, through SE Resolution No. 95/13, CAMMESA centralized the purchase of FO and GO in the local market (supplier of last resort), as well as the GO imports complementary to the local offer, necessary for the supply of the electric energy demand. On November 6, 2018, SGE Resolution No. 70/2018 was published, which enabled Generators, Auto-generators and Cogenerators of WEM to manage the purchase of their own fuel, maintaining CAMMESA as the supplier of last resort. However, given the high financial costs of the purchase operation (high fuel unit cost plus the effect of cash payment) and the subsequent cost recovery through CAMMESA's electric energy payments (approx. 60 days after the consumption month), the high volatility of the consumption of such fuels and the low profitability associated to their use resulted in Generators not making a self-management of the purchase. Finally, as was mentioned in the previous paragraph, through the Productive Development Ministry Resolution No. 12/2019 (published in the Official Gazette on December 30, 2019), the purchase of fuel for the electric energy generation was centralized once again in CAMMESA. Annual Report 2025 27 LIQUID FUELS AND NATURAL GAS On January 28, 2025, the Secretariat of Energy Resolution No. 21/2025 was published in the Official Gazette, with the first guidelines of the new regulation for the Electric Market, oriented towards granting more management freedom to the players of such market, which includes the possibility of self-managing the supply of fuels to electric energy Generators, maintaining CAMMESA as a supplier of last resort. On October 20, 2025, SE Resolution No. 400/2025 was published, completing the guidelines for the transitions towards a completely-deregulated market, ratifying in particular the decision to promote the self-management in the supply of fuels to thermal stations. Gas Market Below, we present a brief summary of the regulatory signals issued by the competent authorities in the Gas Market (especially for the Electric Market) to foster domestic natural gas production (domestic basins) to achieve the minimization of the import of substitute fuels and/or to achieve exportable surplus. The Economic Emergency Act passed in 2002 established the conversion of all contracts in USD and of the public services tariffs into Argentine pesos. In the natural gas sector, that meant the conversion into Argentine pesos of the supply agreements and of the tariffs published by ENARGAS. The natural gas price for the generation of electric energy evolved through different mechanisms from 2004 until July 2009, month in which the Planning Ministry, Unions of the Gas and Oil Industry and the Natural Gas Operating Companies entered into an agreement. By virtue of this agreement, the companies committed to keep the activity level in exchange for an increase in the natural gas price in the different consumption segments. Regarding the electric energy generation segment, the price was dollarized and a price scheme was ordered, which ended in December 2009 with a 2.68 USD/MMBTU value for the natural gas of the Neuquén Basin. In April 2006, MEyM Resolution No. 41/16 was issued, whereby the natural gas wellhead price was increased for the electric power generation segment as follows: Annual Report 2025 28 LIQUID FUELS AND NATURAL GAS Origin Basin Price (USD/MMBTU) North 4.93 Neuquén 5.53 San Jorge Gulf 4.84 Santa Cruz 4.62 Tierra del Fuego 4.48 In July 2018, MEyM Resolution No. 46/18 was issued, whereby the natural gas wellhead price for the electric energy generation segment was reduced as follows: Origin basin Price (USD/MMBTU) North 3.94 Neuquén 4.42 San Jorge Gulf 3.87 Santa Cruz 3.70 Tierra del Fuego 3.58 In December 2018, Note 66680075 was published, whereby the winter period maximum prices were increased and the prices for the remaining months were reduced, so that during the calendar year they could resemble the ones established by MEyM Resolution No. 46/18, as shown in the following table: Annual Report 2025 29 LIQUID FUELS AND NATURAL GAS Origin basin Price (USD/MMBTU) Sep-May Jul-Aug North 3.60 5.15 Neuquén 3.70 4.95 San Jorge Gulf 3.55 5.10 Santa Cruz 3.35 4.90 Tierra del Fuego 3.30 4.85 In January 2020, through Note 05333189, the Secretariat of Energy modified gas reference prices in the Wholesale Electricity Market (WEM) as from February 2020. That modification was based on the prices obtained during the monthly gas spot purchases by CAMMESA during 2019 in its role as supplier of last resort to Generators which did not self-manage supply, and the resulting price stems from the free interaction between natural gas supply and demand. The new reference values are as follows: Origin basin Price (USD/MMBTU) Sep-May Jul-Aug North 2.46 3.80 Neuquén 2.67 4.02 San Jorge Gulf 2.55 3.85 Santa Cruz 2.36 3.63 Tierra del Fuego 2.31 3.57 Afterwards, in May 2020, due to the impact of the COVID-19 pandemic on the Argentine economy, the Secretariat of Energy, through Note 33627304, modified the gas reference prices in WEM for winter 2020 (June-July-August) and to keep the summer reference prices: Annual Report 2025 30 LIQUID FUELS AND NATURAL GAS Origin basin Price (USD/MMBTU) Sep-May Jul-Aug North 2.46 2.46 Neuquén 2.67 2.67 San Jorge Gulf 2.55 2.55 Santa Cruz 2.36 2.36 Tierra del Fuego 2.31 2.31 In November 2020, the Argentine Executive Power, through Decree No. N°892/20, approved the “ARGENTINE NATURAL GAS PROMOTION PLAN –SUPPLY AND DEMAND SCHEME 2020-2024” (“GasAr Plan”), whose implementation is delegated to the Secretariat of Energy. The GasAr Plan promotes gas production in Argentine gas basins (Neuquén and Austral), based on a competitive price auction system up to 70 MMm3/d. The participating gas producers are guaranteed price and quantity (offered and awarded values in such auction) for four years (2021-2024), versus a production maintenance commitment equal to the amount awarded in the 43% increased auction (1 production unit per each 0.7 awarded units). As a result of the GasAr Plan implementation in the Wholesale Electricity Market (“WEM”), the Secretariat of Energy issued Resolution 354/2020 dated December 1, 2020 (“Res. 354”), whereby it establishes the following as from January 1, 2021: (i) a priority order of natural gas dispatch by CAMMESA in WEM, according to the gas origin (GasAr Plan, imported from Bolivia by IEASA, LNG and remaining national natural gas basins outside the scope of GasAr Plan); and (ii) that those Generators authorized to make a self-management of fuel in WEM and therefore not under the scope of Resolutions 95/2013 and 529/2014 may assign to CAMMESA the operation management of the gas volumes hired from producers with gas volumes awarded in the GasAr Plan and/or the transportation service/s of gas hired from natural gas transportation and/or distribution companies so that such contracts (natural gas volumes and transportation) can be awarded for consumption in the thermal generation in order to minimize the supply total costs of WEM. This way, the total natural gas and the transportation and distribution service associated in WEM will be operatively managed and optimized by CAMMESA (“Centralized dispatch”). LIQUID FUELS AND NATURAL GAS Annual Report 2025 31 Additionally, Resolution 354 established the following: • Gas dispatch based on an order of priority rather than on its cost, according to the following sequence: 1. Take‑or‑pay Bolivian natural gas under contract with IEASA; 2. Take‑or‑pay gas allocated to the Wholesale Electricity Market (WEM) under the GasAr Plan; 3. Remaining gas up to the maximum daily quantity under the GasAr Plan (between the 2nd and 3rd priority, 100% of the natural gas from the GasAr Plan is included); 4. Other firm commitments of CAMMESA (as of the date of this report, CAMMESA had no firm commitments other than GasAr gas) and/or LNG (Liquefied Natural Gas MANAGED by IEASA); and 5. Spot‑auction natural gas from CAMMESA, spot natural gas purchased by Generators authorized to manage their own supply in the WEM (Energía Plus and/or Resolution 287 Projects), and/or GasAr Plan natural gas purchased by Generators authorized to manage their own supply and not operationally transferred to CAMMESA. • Generators authorized to self‑manage their fuel supply in the WEM (Energía Plus and/or Resolution 287 Projects), and therefore not subject to Resolutions 95/2013 and 529/2014, may assign to CAMMESA the operational management of the gas volumes they have under agreements with producers with volumes awarded under the GasAr Plan and/or the gas transportation service(s) they have in place with natural gas Transportation companies and/or Distribution companies. This assignment enables such contracts (gas volumes and transportation services) to be allocated to thermal generation consumption in a manner that minimizes the total supply cost of the WEM while respecting the priority order described in the preceding section. • Generators that have self‑supply obligations for natural gas under Resolution No. 287/2017 may opt to render such obligations inoperative, while maintaining the corresponding transportation capacity, which shall remain an obligation of the Generator and, as noted in the previous section, be operationally assigned to CAMMESA for its management within the Centralized Dispatch. • Beginning in January 2021, new reference prices for natural gas from domestic basins in the WEM were established for valuing quantities of such fuel that are not covered under the GasAr Plan: LIQUID FUELS AND NATURAL GAS Annual report 2025 32 Price (USD/MMBTU) Origin basin Oct/April May/Sept North 2.17 3.31 Neuquén 2.30 3.50 Son Jorge Gulf 2.20 3.35 Santa Cruz 2.07 3.16 Tierra del Fuego 2.04 3.11 These reference prices are used by CAMMESA in the monthly auctions for the purchase of interruptible natural gas, which the company continues to conduct through the Mercado Electrónico de Gas S.A. (MEGSA), in order to complement the firm volumes under the GasAr Plan and in its role as the sole supplier to electricity Generators. Subsequently, through Note No. 58537096 dated June 30, 2021, the Secretariat of Energy authorized CAMMESA, as from July 2021, to acquire interruptible natural gas volumes from GasAr Plan Producers in excess of the volumes committed under that plan and up to the prices awarded therein. These purchases are carried out through bi‑weekly auctions within MEGSA and, as with the purchases described in the previous section, are intended to complement the firm volumes under the GasAr Plan. On February 11, 2023, Decree No. 76 of the Argentine Executive Power was published in the Official Gazette, granting ENARSA the Transportation concession for the “PRESIDENTE NÉSTOR KIRCHNER GAS PIPELINE” (currently “PERITO FRANCISCO PASCASIO MORENO GAS PIPELINE”; hereinafter “GPFPM”), for the transportation of natural gas from the NEUQUÉN gas basin, crossing the Provinces of RÍO NEGRO, LA PAMPA, and BUENOS AIRES, up to the Province of SANTA FE. On June 22, 2023, Secretariat of Energy Resolution No. 532/2023 was published in the Official Gazette, approving the final text of the Firm Transportation Agreement to be entered into by and between ENARSA and CAMMESA for the new natural gas transportation capacity to be created through the construction of the aforementioned GPFPM, pursuant to the instruction issued by the Ministry of Economy through Resolution No. 828/2023, within the framework of Argentine Executive Power Decree No. 76/2022. Its main features are as follows: • Term: 35 years (from June 20, 2023 to June 20, 2058). LIQUID FUELS AND NATURAL GAS Annual report 2025 33 • Quantity: 25 MMm3/day. - 11 MMm3/día – route/segment Tratayén (Province of Neuquén) - Saliqueló (Province of Buenos Aires), with 7 MMm3/day in route/segment BA-GBA, - 10 MMm3/day – Additional in route/segment Tratayén–Saliqueló once the new compression capacity is authorized in such route, - 14 MMm3/day – Replacing 10 MMm3/day one the new route/segment Saliqueló-San Jerónimo is authorized (Province of Santa Fe) • Price: - First 15 years: 1,023 USD/m3 of available contracted capacity, - As from year 16: 0,023 USD/m3 of available contracted capacity. - Assignment: the assignment of contracted capacity to WEM Generators is considered. - Right of priority: CAMMESA shall have a priority right to contract from ENARSA all new additional capacity provided by the GPFPM Project, in which ENARSA obtains natural gas transportation rights. In November 2022, the Argentine Executive Power, through Decree No. 730/22, approved a series of amendments to the GasAr Plan, extending it for an additional four years (hereinafter, the “Extended GasAr Plan”). The most relevant amendments were the following: 1. A four‑year extension of the GasAr Plan, moving its term from December 2024 to December 2028, both in terms of volume and price for the natural gas supply commitments under the plan; 2. The tendering of new additional natural gas volumes under the GasAr Plan for the Austral basin (Tierra del Fuego, Santa Cruz, and Chubut); and 3. The tendering of additional natural gas volumes to cover the new trunk natural gas transportation capacity resulting from the construction of the new GPFPM pipeline. Subsequently, also in November 2022, through Secretariat of Energy Resolution No. 770/2022, the volumes to be tendered for the purpose of complying with the points mentioned above were defined. In particular, the volumes under item 3 to be tendered would be the following: 1. “Flat Gas July”: 11,000,000 m³ per day for the period from July 1, 2023 to December 31, 2028, both dates inclusive; 2. “Flat Gas January”: 3,000,000 m³ per day for the period from January 1, 2024 to December 31, 2028, both dates inclusive; 3. “Peak Gas 2024”: 7,000,000 m³ per day for the periods between May 1 and September 30, both dates inclusive, for the years 2024 through 2028, both inclusive; 4. “Peak Gas 2025”: 7,000,000 m³ per day for the periods between May 1 and September 30, both dates inclusive, for the years 2025 through 2028, both inclusive. LIQUID FUELS AND NATURAL GAS Annual report 2025 34 On January 28, 2025, Secretariat of Energy Resolution No. 21/2025 was published in the Official Gazette, setting out the initial guidelines of the new regulation for the Electricity Market aimed at granting greater management flexibility to the market’s participants. With respect to the supply of fuels to electricity Generators, the following is established: • It repeals Secretariat of Energy Resolution No. 354/2020, modifying certain aspects of the GasAr Plan and the priority rules for natural gas consumption in the Electricity Market. • It repeals Article 8 of former Secretariat of Energy Resolution No. 95/2013, which prohibited fuel self‑management (with CAMMESA acting as the sole supplier). • As from March 2025, Generators are authorized to self‑manage the fuels required for electricity generation. • It keeps CAMMESA as the supplier of last resort for those generators that do not assume self‑management for their own fuel supply. On October 20, 2025, Secretariat of Energy Resolution No. 400/2025 was published in the Official Gazette, approving and issuing the “Rules for the Normalization of the WEM and its Progressive Adaptation” for their application to the Economic Transactions of the WHOLESALE ELECTRICITY MARKET (WEM) as from November 1, 2025, reaffirming the decision set forth in Secretariat of Energy Resolution No. 21/2025 to promote self‑management by Generator agents of natural gas fuels (sourced from domestic basins and neighboring countries) and alternative fuels (gas oil and fuel oil, excluding Escobar LNG). In particular, regarding natural gas, through complementary notes, the Secretariat of Energy instructs CAMMESA to prioritize, for the dispatch of the thermal generation fleet, the use of the natural gas volumes allocated to CAMMESA under the GasAr Plan and those allocated to ENARSA (and not used by ENARSA) under the natural gas tender previously carried out to cover the new transportation capacity of the Perito Moreno pipeline. Both volumes, and therefore the priority of use, shall remain in force until December 2028, when the contractual commitments assumed by CAMMESA and ENARSA, respectively, come to an end. LIQUID FUELS AND NATURAL GAS Annual report 2025 35 Natural gas imports As shown in the following table, Natural Gas imports during 2025 fell by 89.3% compared to 2024. This decline is mainly attributable to (i) lower LNG imports, driven by reduced requirements to supply the priority demand of Natural Gas Distributors (residential customers and small businesses), combined with greater availability of gas from domestic basins following the full commissioning of the Perito Moreno pipeline (GPFPM), and (ii) lower natural gas imports from Bolivia, resulting from the decline in Bolivia’s natural gas production in recent years, as well as the higher priority Bolivia has assigned to exports to Brazil. National production of natural gas Local natural gas injection at the national level increased in 2025 compared to 2024, following the full commissioning of the Perito Moreno pipeline (GPFPM), which made it possible to partially replace imported gas (LNG and Bolivia) with domestic gas. In addition, local natural gas demand across all segments grew by 5% in 2025 compared to 2024. Domestic production of natural gas Average (MMm3/day) 2019 2020 2021 2022 2023 2024 2025 2025 vs. 2024 difference Volume % Neuquén 74.1 66.1 71.7 80.49 81.51 88.83 92.27 3.4 3.7% Austral 34.2 31.9 29.8 27.1 25.2 24.2 26.59 2.4 9.0% Norte 3.9 3.9 3.4 2.89 2.57 2.58 2.73 0.1 5.2% Total 112.2 102.0 104.9 110.5 109.3 115.6 121.6 6.0 4.9% Source: ENARGAS Domestic demand for natural gas Average (MMm3/day) 2019 2020 2021 2022 2023 2024 2025 2025 vs. 2024 difference Volume % Residential 25.3 26.3 26.6 28.6 26.8 26.6 27.6 1.0 3.8% Commercial 3.9 3.0 3.2 3.4 3.9 3.5 3.7 0.2 5.3% Official entities 1.2 0.9 1.1 1.3 1.3 1.2 1.2 0.0 3.3% Industries 37.0 35.0 33.2 33.7 35.2 31.0 33.3 2.3 6.9% Electric Power Stations 42.0 39.6 44.2 36.7 35.9 35.1 36.5 1.4 3.8% Basic Distribution System 2.7 2.3 2.2 2.5 2.5 2.4 2.5 0.1 3.0% CNG 6.7 5.1 6.4 6.5 6.1 5.2 5.7 0.5 8.5% Total 118.8 112.2 117.0 112.6 111.7 105.0 110.5 5.5 5.0% Source: ENARGAS Average (MMm3/day) 2019 2020 2021 2022 2023 2024 2025 2025 vs. 2024 difference Volume % LNG 4.76 5.18 9.67 6.27 7.23 4.29 3.62 -0.7 -18.4% Bolivia 14.1 15.1 12.9 10.5 6.4 3.3 0.40 -2.9 -724.9% Chile 0.00 0.00 0.02 0.00 0.00 0.21 0.08 -0.1 -160.0% Total 18.8 20.2 22.6 16.8 13.7 7.8 4.1 -3.7 -89.3% Source: ENARGAS LIQUID FUELS AND NATURAL GAS Annual report 2025 36 Purchase of natural gas During the first two months of 2025, CAMMESA continued to act as the sole fuel supplier to electricity Generators (pursuant to Article 8 of former Secretariat of Energy Resolution No. 95/2013). As from March, the possibility of self‑managing the supply of natural gas for electricity generation was enabled under Secretariat of Energy Resolution No. 21/2025 and Secretariat of Energy Resolution No. 400/2025. In parallel, within the framework of Secretariat of Energy Resolution No. 287/2017, natural gas continued to be self‑managed for our cogeneration plants in Luján de Cuyo, Mendoza (steam off‑taker: YPF S.A. Luján de Cuyo refinery) and San Lorenzo, Santa Fe (steam off‑taker: T6 S.A. crushing plant), for steam production in both cogeneration facilities and, in the case of Luján de Cuyo, also for electricity generation. The volumes of natural gas purchased in 2025 by CPSA for the aforementioned cogeneration power stations, as described in the previous paragraph, and for the remaining thermal units for electricity generation within the framework outlined in the first paragraph, were as follows: Purchases of natural gas (m3) 2025 Lujan de Cuyo *1 San Lorenzo *2 C. Puerto *3 Jan 20,126,408 7,200,000 Feb 17,233,748 5,379,081 Mar 34,191,903 4,511,561 Apr 16,595,393 8,556,155 May 32,347,408 8,233,856 Jun 20,070,234 12,583,000 1,608,926 Jul 37,422,214 15,114,576 Aug 22,027,335 28,085,313 3,150,000 Sep 19,343,230 13,649,555 Oct 15,893,586 7,963,167 Nov 13,092,291 6,460,515 Dec 16,158,656 10,363,932 9,789,275 Total 264,502,406 128,100,711 14,548,201 *1: Own purchases related to the commercial operation of Luján de Cuyo Cogeneration Station (gas for steam and electricity generation) + own purchases for electricity generation under SE Resolutions 21/2025 and 400/2025. *2: Own purchases related to the commercial operation of the San Lorenzo Cogeneration Station (gas for steam) + own purchases for electricity generation under SE Resolutions 21/2025 and 400/2025 (including imported gas from Bolivia). *3: Own purchases for electricity generation under SE Resolutions 21/2025 and 400/2025. Annual report 2025 37 SUPPLY OF LIQUID FUEL FUEL OIL (FO) In Puerto Nuevo and Nuevo Puerto power stations: During 2025, consumption of this fuel totaled 28.8 thousand tons, received via river transport through vessels of various drafts for use in the steam‑turbine units. FO consumption was 61.7% lower than in 2024. Mendoza thermal power station: There was no fuel consumption, as CAMMESA did not require the dispatch of the generation units using this fuel. The lower consumption levels mentioned above for the Puerto Nuevo and Nuevo Puerto power stations are mainly attributable to the increased availability of natural gas resulting from the new Perito Francisco Pascual Moreno transportation pipeline built by ENARSA, which has been largely allocated to the Wholesale Electricity Market (CAMMESA). FO fuel deliveries during winter were partly self‑managed and partly supplied by CAMMESA, on behalf and at the instruction of the Argentine Government, in its role as supplier of last resort pursuant to MDP Resolution No. 12/2019 and SE Resolution No. 21/2025. Under the self‑managed fuel scheme, a total of 18.9 thousand tons were purchased for the Puerto Nuevo and Nuevo Puerto units, out of the total 28.8 thousand tons consumed as mentioned in the first paragraph. Own purchases were made from Raizen Argentina, for fuel oil produced at its refinery in Dock Sud. GASOIL (GO) GO fuel deliveries during winter were partly self‑managed and partly supplied by CAMMESA, on behalf and at the instruction of the National Government, in its role as supplier of last resort pursuant to MDP Resolution No. 12/2019 and SE Resolution No. 21/2025. Annual report 2025 38 SUPPLY OF LIQUID FUEL Nuevo Puerto power station: GO consumption by the Combined Cycle (CC), as required by the system during 2025, amounted to 28.8 thousand m³. This GO consumption in 2025 was 46% lower than in 2024 due to the greater availability of natural gas allocated to the CC through dispatch. Under the self‑managed fuel scheme, a total of 19.9 thousand m³ (purchased from YPF) was acquired out of the total consumption indicated in the previous paragraph. Brigadier López: There was no fuel consumption, as CAMMESA did not require the dispatch of the generation units using this fuel. Mendoza thermal power station: There was no fuel consumption, as CAMMESA did not require the dispatch of the generation units using this fuel. San Lorenzo Cogeneration power station: A total of 45.9 thousand m³ of GO was consumed in 2025 as required by the system. The fuel was supplied by CAMMESA and through Central Puerto’s own management via river operations using vessels of various drafts. This GO consumption in 2025 was 52% lower than in 2024 due to the greater availability of natural gas allocated through dispatch. Under the self‑managed fuel scheme, a total of 11.9 thousand m³ of GO was purchased for the San Lorenzo cogeneration power station (from the marketer Trafigura Argentina). 04 Maintenance MAINTENANCE Annual Report 2025 40 Throughout Fiscal Year 2025, several maintenance works and inspections were carried out, aiming at the plant’s correct operation and good performance. The most relevant data regarding each site's operation and maintenance is detailed below PUERTO NUEVO & NUEVO PUERTO SITE Among a great number of maintenance activities carried out throughout the year, the following activities are highlighted as part of the scheduled maintenance activities and achievements. UNIT No. 6 A Scheduled Maintenance (SM) was carried out from April 7, 2025 to June 14, 2025. Scope: • Generator-Turbine: Opening of HP and MP stages, removal of generator rotor, and stator re-wedging (tightness loss was detected through hardness testing in the initial section after rotor removal). • Evaluation of the unit control system to consider a possible future hydraulic system upgrade, with the assistance of Voith (Germany). • In the Balance of Plant (BOP), several works were performed, such as: comprehensive overhaul of motors, main pumps, unit phase transformers, boiler equipment and high-voltage equipment (including the 132 kV circuit breaker test). Various electrical tests. • Nondestructive tests in headers, drum, downcomers and rotating components. • In the boiler, the activities performed were insulation reconstruction, repair of safety and process valves, duct repairs, burner front repairs, and chemical cleaning. Structural welding in the drum was also carried out, detected by NDTs (Nondestructive Tests). The purpose of these tasks was to eliminate leaks, correct heat losses, and ensure the mechanical integrity of the boiler. Additionally, the SAHs (Steam Air Heaters) were replaced, which required prior manufacturing using reverse engineering. • As a tangible result, the unit’s fuel and water consumption was reduced. MAINTENANCE Annual Report 2025 41 UNIT No. 7 A SM was carried out from September 22, 2025 to October 12, 2025. Scope: • Replacement of boiler tube sections in two of the walls (200 lineal meters), and straightening of a few other sections, to restore the relevant insulation components and enable the insulation structure as designed (200 m2 of metal sheets and insulating bricks). • Replacement of nipples in economizer header, including inspection and welding tests. This was carried out to reduce recurring failures detected in this section. • Generator commutator grinding. This task was performed with the rotor installed and the machinery adjusted to these conditions. The purpose was to normalize the carbon brush life and avoid possible limitations on operated reactive power. • NDTs performed on critical welding and components as part of the integrity check of the installation and as a basis for monitoring. • Inspections and adjustments of safety valves. • Reconstruction of the ash hopper expansion joint due to uncontrolled air ingress, which limited the unit’s load. Repair of insulation components, ducts and process valves. • Electrical tests in generator and excitation transformer. Overhaul of MV and LV motors. • Replacement of RIS (event recorder). • As a result, the unit was able to recover an additional 12% towards its original nominal power. UNIT No. 9 A brief SM was carried out from September 01, 2025 to September 08, 2025. Scope: • Various insulation works. Stack reinforcement. • Overhaul of the steam turbine (ST) thrust bearing • Progress in repairs of 4.16 kV cell rooms. • Repairs of feed pump check valves. MAINTENANCE Annual Report 2025 42 Achievements: • Motion amplification study on cooling pumps in NP (called “+47”) as a “root cause” detection tool for recurring failures, achieving great defect visualization. This helped focus attention on repairs, installation modifications, and reduction of failures. • Repair of the generator transformer of ST6. 18MVA equipment for internal consumption of machinery. This was carried out as predictive maintenance, as per the detection of an increase in combustible gases dissolved in oil. The repair (consisting of transport to the repair area within the plant, opening, overhaul, repair of the OLTC contacts, drying of the active part, oil treatment, reassembly, and transport back to site) was scheduled. All tests showed normal values before and after operation. • Repair of overhead crane in room/shop destined to power transformer repairs in NP plant, allowing the activities in the generator transformer of ST6 mentioned above. • Installation of load limiters on the NP and PN river water overhead cranes to reduce failures. • November 8, 2025: replacement of the main natural gas valve in PN plant. It involved a complete shutdown of the dock through complex planning and dispatch adjustments. • Installation of partial discharge detectors in ST6 and ST9 generator for monitoring and predictive testing. • Since Unit 6 remained under a power limitation after the SM due to the thrust bearing operating temperature, caused by some deformation of the HP balance piston housing (which could not be completely corrected by the works performed), allowing steam migration and, therefore, reduced performance. With the support of a supplier, analyses, modeling and simulations were performed enabling conclusions to be drawn, and this led to the recommendation to install a special pipeline at the HP stage in order to improve balance piston performance. This recommendation and design developed with the supplier, and the subsequent installation towards the end of the year, allowed the removal of the power limitation. Annual Report 2025 43 SITIO PUERTO NUEVO Y NUEVO PUERTO COMBINED CYCLE MAINTENANCE Scheduled Maintenance (October 4, 2025 to December 04, 2025) GT (gas turbine) 11: • Repair of HRSG tubes and structure • Stack painting • Auxiliary transformer oil treatment • Turbine boroscope inspection GT 12: • HRSG inspection (specialist: Vogt) • Repair of HRSG tubes and structure • Stack painting • Turbine boroscope inspection • Repair of HP bypass temperature control system ST 10: • Replacement of HP first-, second-, and third-stage vanes. • Generator rewinding BOP • Tests on 6 kV circuit breakers • Maintenance and tests on transformers • Maintenance on 132 kV disconnectors • Effective test of fire protection system for all transformers Annual Report 2025 44 MAINTENANCE IN CENTRAL COSTANERA The main maintenance works carried out during this Year were the following: Summary of key achievements and relevant milestones in 2025: • Upgrade of F4 on gas turbine 701F. • Increase in demineralized water production capacity. • Mitigation of fish treatment and final disposal at water intake. • Reconditioning of caustic soda and sulfuric acid system in water plant. • Commissioning of ultrafiltration service for demineralized water production. 2025 MAINTENANCE DETAILS MITSUBISHI COMBINED CYCLE: Mitsubishi Combined Cycle - Unit 8 GT • Comprehensive reconditioning of HRSG 8 and gas duct. • Replacement of HRSG 8 and gas duct structural beams. • Reconditioning of GE01 gasket on HRSG 8. • Inspection, repair, reconditioning and replacement of Water-Steam circuit valves on HRSG 8. • Inspection, general maintenance, anticorrosive treatment of GT8 air filter intake room. • Nondestructive tests on GT8 and HRSG 8. • Anticorrosive treatments on Inlet GT8. • Anticorrosive treatments on the metallic structure of HRSG 8. Annual Report 2025 45 MAINTENANCE Mitsubishi Combined Cycle - Unit 9 GT • Reconditioning of HRSG 9 and gas duct. • Replacement of gas duct structural beams. • Reconditioning of GE01 gasket on HRSG 9. • Inspection, repair, reconditioning and replacement of Water-Steam circuit valves on HRSG 9. • Replacement of pre-heater nipples on HSRG 9. • Inspection, general maintenance, anticorrosive treatment of GT9 air filter intake room. • Nondestructive tests on GT9 and HRSG 9. • Anticorrosive treatments on GT9. • Anticorrosive treatments on the metallic structure of HRSG 9. Mitsubishi Combined Cycle - Unit 10 ST • Repair of Debris filter. • Replacement of the DN 1900 Mammouth outlet valve of circulation water channel B. • Minimax Fire System maintenance. • Overhaul, maintenance, and repair of A and B trash rack guides at the water intake. • General preventive maintenance activities involving lubrication and greasing. • Calibration of Instrumentation in compliance with ISO9001. • Preventive maintenance on pumps. • Preventive maintenance on valves. Mitsubishi Combined Cycle - BOP Common Equipment • Inspection, repair, reconditioning and replacement of Water-Steam circuit valves on HRSG 8 and 9. • Tests on MV and LV motors. • General lighting maintenance of Combined Cycle. • General preventive maintenance activities involving lubrication and greasing. • General cleaning of coolants. • Inspection and cleaning of condensers. • Maintenance of compressors. Annual Report 2025 46 MAINTENANCE • Maintenance of safe shutdown generator. • Maintenance of fuel injection pumps. • Maintenance of analytical instrumentation of the combined cycle. • Maintenance of lubrication oil systems and lubrication oil pumps. • Maintenance of gas compressor systems and compressors. • Maintenance of chemical injection pumps. • Maintenance and calibration of safety valves. • Maintenance, repair, and replacement of purge and vent valves. • Calibration of Instrumentation in compliance with ISO9001. • Maintenance of FOG system. • Maintenance and/or replacement of Rotork valve actuators. CBA COMBINED CYCLE: CBA Combined Cycle – Unit 11 GT • Replacement of HRSG thermal insulation. • Replacement of HRSG wall penetration. • Maintenance of gas compressors. • Maintenance of combustible gas system valves. • General preventive maintenance activities involving lubrication and greasing. • Repair of HRSG casings. • Preventive maintenance on pumps. • Hydraulic test, inspection and repairs on HRSG. • Repairs of HRSG drains. • Repairs of HRSG valve actuators. • Repairs of valves and pipelines of feedwater system. • Inspection of generator brushes. • Calibration and maintenance on CEMS. Annual Report 2025 47 MAINTENANCE CABA Combined Cycle – Unit 5 ST • Inspection and repair of leaks in steam systems and ST extractions. • Maintenance of ST oil purification system. • Maintenance of ST regulation control system. • Maintenance of turbine servo valves (regulating and intercepting types) • Repairs of steam ejectors. • Repairs on generator H2 coolants. • Maintenance of pumps and valves of the cooling and circulating water system. • Maintenance and cleaning of generator exciter brushes. • Maintenance of pumps and valves of the generator seal oil system. • Cleaning of coolants and filters. • Cleaning of condenser plates and tubes. Unit 7 ST • Hydraulic test, inspection and repairs on boiler. • Preventive maintenance of 7A screen. • Preventive maintenance of 7B screen. • Preventive maintenance of pumps. • Preventive maintenance of MV and LV motors. • Cleaning of turbine regulating oil tank. • Preventive maintenance of condenser. • Cleaning of coolants. Annual Report 2025 48 MAINTENANCE • Comprehensive repair of feed tank. • General maintenance of VTI 7B motor. • General maintenance of exchangers of VTF 7A motor. • General maintenance of exchangers of VTF 7B motor. • Maintenance of feed pumps. • Maintenance and repairs of water-steam circuit valves. • Repairs of river water system valves. • Maintenance and repairs of air-gas system, screens, and fans. • General preventive maintenance involving lubrication and greasing. • Maintenance of unit transformer. • Works on lighting. • Cleaning of condenser plates and tubes. • Calibration and maintenance on CEMS. Unit 3 ST • Maintenance of feed pumps. • Maintenance and repairs of water-steam circuit valves. • Maintenance and repairs of air-gas system, screens, and fans. • General preventive maintenance involving lubrication and greasing. • Maintenance of HPU (Hydraulic Power Unit) and turbine regulation system. • Calibration and maintenance of CEMS. • Maintenance of turbine HP and MP stop valves, and regulating valves. • Repairs of steam ejector system. • Repairs of boiler evaporator. • Calibration of safety valves. • Maintenance of boiler steam blowers and air heaters. • Maintenance of Fuel Oil system pumps. • Maintenance of boiler burner box and burner lances, gas burners and detectors. • Preventive maintenance of air heater motors. • Preventive maintenance of generator and exciter. • Measurements on 6.6 kV equipment. • Maintenance of stabilized voltage system (UPS) • Cleaning of condenser plates and tubes. Annual Report 2025 49 MAINTENANCE Unit 2 ST • Maintenance of feed pumps. • Maintenance and repairs of water-steam circuit valves. • Maintenance and repairs of air-gas system, screens, and fans. • General preventive maintenance activities involving lubrication and greasing. • Maintenance of HPU and turbine regulation system. • Maintenance of turbine HP and MP stop valves, and regulating valves. • Repairs of steam ejector system. • Repairs on boiler evaporator. • Calibration of safety valves. • Maintenance of Fuel Oil system pumps. • Maintenance of boiler burner box and burner lances, gas burners and detectors. • Preventive maintenance of air heater motors. • Preventive maintenance of generator and exciter. • Repair of slow-rotating ST system • Inspection and repair of generator H2 coolants. • Cleaning of condenser plates and tubes. • Calibration and maintenance on CEMS. MAINTENANCE Annual Report 2025 50 Unit 1 ST • Maintenance of feed pumps. • Maintenance and repairs of water-steam circuit valves. • Maintenance and repairs of air-gas system, screens, and fans. • General preventive maintenance activities involving lubrication and greasing. • Maintenance of HPU and turbine regulation system. • Maintenance of turbine HP and MP stop valves, and regulating valves. • Repairs of steam ejector system. • Repairs of boiler evaporator. • Calibration of safety valves. • Maintenance of boiler steam blower and air heater system. • Maintenance of Fuel Oil system pumps. • Maintenance of boiler burner box and burner lances, gas burners and detectors. • Preventive maintenance of air heater motors. • Preventive maintenance of generator and exciter. • Measurements on 6.6 kV equipment. • Maintenance of stabilized voltage system (UPS) • Cleaning of condenser plates and tubes. • Calibration and maintenance on CEMS. General maintenance and common equipment • Maintenance of general, common, and analytical instrumentation of STs. • Maintenance of instrument air compressors. • Maintenance of general service air compressors. • Lighting on first floor of U1 to U5 halls. • Maintenance of booster pumps and pump motors. • Repair of rotating screens. • Repair of trash rack at the water intake. • Repairs of river water gates. • Works on the neutralization system at the water treatment plant. • General preventive maintenance activities involving lubrication and greasing. • Maintenance of freight elevator, overhead cranes, and elevators. • Certification of overhead cranes and lifting equipment. • Repairs of auxiliary steam systems. MAINTENANCE Annual Report 2025 51 • General maintenance of fire systems. • Maintenance of water treatment system, including osmosis and filtration. • Maintenance and repair of pumps and valves in the chemical neutralization system. • Repairs of auxiliary boiler. • Maintenance and repairs of fuel oil transfer pumping system. • General electrical maintenance. • Renovation of control room in gas plant. • Renovation of lounge area in the warehouse Annual Report 2025 52 MAINTENANCE IN MENDOZA The most relevant maintenance activities carried out in the various units during this year are detailed below. SIEMENS/SKODA COMBINED CYCLE (CC25) In March, a scheduled inspection in Unit LDCUTG25 was performed to assess the conditions of GT25 and enable EOH extension until next Major Inspection (October 2025). Minor Inspection GT25 Siemens • Boroscope inspection of axial compressor and turbine. • Replacement due to the condition of the metallic heat shield in combustion chamber. • Preventive maintenance and various corrective activities. Steam Turbine ST15, HRSG • Preventive maintenance and various corrective activities on turbine auxiliaries of ST15 and recovery boiler. BOP • Preventive maintenance and corrective activities on thermal cycle. SIEMENS/SKODA COMBINED CYCLE (CC25) In October, a Major Maintenance with Life Extension was performed on Unit LDCUTG25. The most relevant activities are detailed below. Major Inspection with RCIE of GT25 Siemens • Replacement of gas turbine rotor, New Rotor. • Complete replacement of compressor blades and vanes (rows 1-17). • Complete replacement of turbine blades and vanes (rows 1-4). • Complete replacement of hub (combustion chamber). • Medium inspection of GT25 generator. • Upgrade of excitation system. • Upgrade of generator protection systems. • Upgrade of vibration system. • Upgrade of T3000 control system (from Version 7.2 to v9.2). Annual Report 2025 53 MAINTENANCE IN MENDOZA Steam Turbine ST15 • Complete inspection of HP valves. • Complete inspection of MP valves. • Complete inspection of low-pressure stage. • Replacement of HP, MP and LP bearings. • Upgrade of generator and main transformer protection systems. • Upgrade of T3000 control system (from Version 7.2 to v9.2). • Hydrokinetic cleaning of condenser. HRSG & BOP • Inspection and repair of process valves. • Inspection and calibration of safety valves. • Preventive maintenance and corrective activities on thermal cycle. • Replacement of medium-voltage circuit breakers. • Hydrokinetic cleaning of oil coolers. • Electrical tests and preventive maintenance of auxiliary and power transformers. COGENERATION LdC GT26 On November 22, 2025, the generator 87 differential protection of unit LDCUTG26 operated. After the gas turbine turning sequence was completed, electrical measurements were taken, resulting in unacceptable insulation values (<500 k 0hm) in L1-N, L2-N y L3-N. The visual inspection inside the generator confirmed severe damage to the stator winding on the NDE side, rendering the unit unavailable and initiating Unscheduled Maintenance works. Activities related to the root cause analysis were initiated by the technologist (Siemens Energy) and by CPSA independently. Once various remediation alternatives were assessed, the complete replacement of the stator (Footprint) along with the inspection and repair of the rotor at the factory (Siemens Energy Mülheim) was chosen. The unit commissioning is estimated for the second half of 2026. Annual Report 2025 54 MAINTENANCE IN MENDOZA GT27 During September, the Scheduled Maintenance (Type-A Inspection) of Unit LDCUTG27 was carried out as determined by the technologist. The most relevant activities are detailed below. Type A Inspection (50,000 EOH) • Boroscope inspection of axial compressor (blading and stator). • Boroscope inspection of turbine (blading and stator). • Inspection of burners and combustion chamber. • Visual inspection of generator and auxiliary systems. • Overhaul and calibration of protection systems. HRSG & BOP • Complete inspection of HRSG and ducts. • Overhaul of main and auxiliary transformers. • Corrective maintenance on HRSG valves. • Preventive maintenance and various corrective activities. • Overhaul and various repairs of CPSA-YPF steam line. ST11 & ST12 Scheduled and unscheduled preventive and corrective maintenance activities were carried out throughout the year. Repair activities were performed on the boiler waterwall tubes and the convective bank, on valves, soot blowers and rotating air heaters. Preventive maintenance plans for instrumentation were completed, and various corrective maintenance activities were carried out on the thermal cycle and steam turbine valves. In September, planning and nose tube forming activities began in ST12, so the partial re-tubing of such boiler wall will be completed in the first half of 2026. GT23 & GT24 Preventive and corrective maintenance activities were carried out throughout the year, with no significant developments to report. GT22 Corrective and preventive maintenance activities were carried out every 1,500 operating hours, aiming at evaluating the combustion chamber current condition. No significant observations to report. Annual Report 2025 55 MAINTENANCE IN MENDOZA Mini Hydro Preventive and corrective maintenance activities were carried out throughout the year, with no significant developments to report. Las Compuertas Dam and Water Plant Gates #5 and #6 in were replaced in the water plant, and corrective and preventive activities were performed in Las Compuertas Dam and the water plant, with the purpose of reliably complying with the operational requirements agreed upon with the General Department of Irrigation. Annual Report 2025 56 PIEDRA DEL ÁGUILA SITE In accordance with the 2025 Generator Unit Seasonal Maintenance Program, the following activities were carried out. • G1PA Minor SM from October 13, 2025 to November 7, 2025 • G2PA Minor SM from December 17, 2025 to December 12, 2025 Due to delays in the delivery of materials for the replacement of the excitation systems (AVR, Automatic Voltage Regulator), it was decided to postpone the G2PA SM to 2026 and delay the start of the G1PA SM. The most relevant activities performed were the following: • Measurement of polarization index and absorption index of GENERATOR-TRANSFORMER group. • Measurement of PI, capacitance and tg per phase. • Overhaul and repairs of stator winding busbars. • Inspection of slot wedges 563-022. Corrugated elastic fillers were removed from slots 574 and 574 to perform stiffness constant tests. • Overhaul and replacement of generator resistance heaters. • Measurement of pole impedance. • Complete electric tests on GSU TRANSFORMERS (3 phases) and auxiliary. • Oil level and pressure check of the sealing bushings at the 500 kV outlet of the GSU TRANSFORMERS (3 phases). • Cleaning of coolers, cooler boxes and upper and lower end windings. • Tests on electric protection systems (PT29 protocol). • The control part of the excitation system was replaced. The same equipment as the one installed in G3PA and G4PA. Basler Brand. • Overhaul and cleaning of slip rings, and inspection and replacement of carbon brushes. • Two poles were removed to overhaul the stator re-wedging, and fillers were removed. • Overhaul of the automatic speed governor (ASG). • Tests on tailwater. • Commissioning of the control logic modification for the motorized tracker. • Overhaul of the unit panel and aux panels. • Overhaul of pressure gauges and transducers of the distributor servos. Annual Report 2025 57 PIEDRA DEL ÁGUILA SITE • Overhaul of the vibration system. • Overhaul of the generator fire detectors. • Overhaul of the level detectors and water-in-oil sensors of CE, CGI and CGS. • Overhaul of generator cooler purges. • Relocation of the limit switch for the emergency gate position at the intake structure. • The runner 7 blade was filled and the rest was polished. • Replacement of CGS leather seals with felt seals. • Overhaul of the air-admission valve under the runner. • Overhaul of emergency shut-off valves. • The distributor servo studs and gaskets were replaced. • Inspection of the distributor movable vane gaps. • All brake shoes were turned over. • Purification of the bearing sump oil. • Purification of oil and cleaning of TQ SAP deposit. • The operation of the SAP air safety valve was checked. • Inspection of the emergency gate. • Oil level and pressure check of the sealing bushings at the 500 kV outlet of the GSU TRANSFORMERS (3 phases) • Relocation of the limit switch for the emergency gate position at the intake structure. Note: All overhauls, repairs, tests, and improvements performed showed satisfactory results Annual Report 2025 58 BRIGADIER LOPEZ SITE The main activities performed were the following: • eHGPI of GT (40 days) • Medium Inspection of GT generator and replacement of rotor (36 days) • Upgrade of system T3000 -Argus-Win TS - SFC/SEE • Maintenance of BOP - within CPSA’s scope (40 days) • The first extended hot gas path inspection (eHGPI) of the gas turbine was performed along with the Medium Inspection of GT generators, as per activities set forth in LTP agreement between CPSA Brigadier Lopez Plant (CTBL) and Siemens Energy S.A. • Replacement of the three first stages of gas turbine vanes. • Pre-treatment of the first stages of the compressor vanes and replacement of stage-6 vanes. • Replacement of ceramic components in combustion chamber. • Replacement of flexible components. • Improvements on IGV actuation system. • Inner replacement (soft parts) of control and fast-acting valves (CV - ESV) • General maintenance of turning gear. • Test of partial discharges and bump test. • Inspection of the 2 generator bearings and the 2 GT bearings. • Test of GT generator • Update of the control system and plant critical systems • Maintenance of systems (lube oil. GO Skid and Nox water, etc.) • Maintenance of MV circuit breakers • Tests of protection systems and power transformers • Maintenance of batteries • Effective test of GT and PCC fire extinguishing system with total CO2 discharge, hydraulic test of tubes and new filling. • Tests on MV motors • Replacement of cellulose and coalescing filters of the GT filter house • Calibration of safety valves • Calibration of the gas flow meter (metering) • Calibration of the flow meter for the GT gas oil and water plant • Interior cleaning and painting of the Gas Oil tank • Exterior cleaning and painting of the Gas Oil tank Annual Report 2025 59 BRIGADIER LOPEZ SITE IMPROVEMENTS • Improvement plan for the renovation of air conditioners in several plant sectors in buildings and shelters. • Construction of GO By-Pass • Installation of chemical-resistant piping in demineralized, potable water and clarification plant • Room enclosure in clarification plant • Concrete works in MPR and GT access • Repair of GT roof and construction of staircase • Repair and renovation of battery bank • Calibration of maintenance equipment • Scheduled analyses according to the predictive maintenance plan of oil in transformers, lubrication and hydraulic system as per CA and CC • Analysis of Gas Oil • Audit of GO daily tank (Resolution 785) - tank opening, internal inspection and thickness measurement • Audit of GO monthly tanks - Acoustic measurement in tank CYCLE COMPLETION WORKS Oversight and collaboration during the start-up of the completed cycle Milestones • June 26, 2025: Medium-voltage energization • August 6, 2025: Low-voltage energization • September 6, 2025: Commissioning of suction pumps • September 13, 2025: Commissioning of feed pumps • September 16, 2025: Tests of HRSG • October 6, 2025 – October 12, 2025: Completion of boiler blowdown • November 08, 2025: First ST turning • November 13, 2025: Commissioning of river water pumps • December 18, 2025: Backfeed test • December 23, 2026: ST to 3000 rpm • December 26, 2025: First synchronization SAN LORENZO SITE (COGENERATION POWER STATION– TERMINAL 6) Annual Report 2025 60 Commercial operation start date of GT at simple cycle with Natural Gas: November 21, 2020 Commercial operation start date of GT at simple cycle with Gas Oil: April 22, 2021 Commercial operation start date of CC: October 23, 2021 SIEMENS Agreement LTSA - CCPSL (as from November 21, 2020) Unit Scheduled Maintenance From March 08, 2025 to March 15, 2025 (8 days), a minor inspection was carried out of units GT21 and ST20, provided for under the contract, with 33,148 accumulated EOH. Main activities during the inspection: • Partial replacement of ceramic components in combustion chamber. • Inspection of burners. • Replacement of one burner due to low flow. • Cleaning of IGV and first stage of compressor vanes. • Visual inspection of generator and verification of anchor bolt fastening. • Replacement of all coalescing filters in filter house. • Maintenance of machine circuit breakers. • Maintenance of steam turbine. • Inspection of HRSG. • Calibrations and certifications of plant instrumentation. • Thorough cleaning of equipment in staging yard (500 kV and 132 kV). • Tests of power transformers protection systems and auxiliary services. • Replacement of fan bearings of GT main transformer. • Maintenance of MV circuit breakers. • Tests on MV and LV protection systems. • Tests on plan safety systems. • Annual measurement of plant equipment grounding. SAN LORENZO SITE (COGENERATION POWER STATION– TERMINAL 6) Annual Report 2025 61 On November 20, 2025, a scheduled shutdown was requested (not provided for under the agreement) for the inspection of vane condition and the replacement of coalescing filters of the filter house due to high DP alarm. That shutdown lasted until November 25, 2025 due to problems with the GT oil heat exchanger. Equipment Scheduled Maintenance During the scheduled shutdown above, activities were carried out in the power island to install a new ST at GIS 21 kV (replacing the damaged ST removed) and to perform SF6 pressure equalization in phase disconnector compartment S GIS 500 kV. Additionally, the replacement of insulators (affected by vandalism) started in retention tower. Glass insulators were replaced with polymeric insulators. Miscellaneous Preventive Activities • PM of GT and ST auxiliary systems. • PM of plant instrumentation. • PM of plant motors. • PM of plant pumps. • PM, overhaul of excitation brushes and filters of both generators. • PM, update of T3000 control system antivirus. • PM of chromatograph and dew point. • PM of power transformers. • PM of machine circuit breakers. • PM of plant CCM. • PM of fire protection system pumps. • PM of fire detection systems. • PM, measurement of plant grounding. • PM, calibration of safety valves. • PM of miscellaneous thermographies. • PM of overhead cranes and lifting equipment (monthly checks and annual certification) • PM of battery banks • PM, insulating and lubricant oil analysis. SAN LORENZO SITE (COGENERATION POWER STATION– TERMINAL 6) Annual Report 2025 62 • PM of cooling equipment. • PM, comprehensive overhaul of plan emergency shutdown pushbutton system. • PM of gas heaters. • PM of gas regulating valves Miscellaneous corrective activities • Repair of river pumps in Terminal 6 dock. • Miscellaneous repairs of plant pumps. • Repairs in internal headers of demineralized water treatment tanks. • Placing of electrical tracing and thermal insulation in sodium hydroxide inlet and outlet piping of the tanks, affected by freezing during winter. • Repair of gas regulating valves. Contract parts • Total reception of miscellaneous parts, Period P4. • Total reception of miscellaneous parts, Period P5. CCPSL - Maintenance • Interior painting of HRSG stack. • Treatment and reconditioning of channels in Water Plant (mortar and painting). • Exterior painting of HRSG final stage tubes (ECO LP). • Interior cleaning of condenser tubes. • Interior cleaning of condensate return water tank. • Certification of online operation of export flow meters (LP7, LP13 and condensate return). • Repair of several lighting fixtures. • Miscellaneous repairs of plant panic doors. • Continuation of fabrication and assembly of handrails in GRMS. • Modification to various logic to improve cycle operation. • Thermographic inspection of connection of cables 132 kV at ST20 output. • Monthly maintenance of elevator in administrative building (outsourcing contract: Ascensores HIDRAL) • Maintenance of plant air conditioners, not included in LTSA agreement (New Maintenance Agreement with MINCONE) SAN LORENZO SITE (COGENERATION POWER STATION– TERMINAL 6) Annual Report 2025 63 • Miscellaneous repairs of plant panic doors. • Modification to various logic to improve cycle operation. • Thermographic inspection of connection of cables 132 kV at ST20 output. • Monthly maintenance of elevator in administrative building (outsourcing contract: Ascensores HIDRAL) • Cleaning of plant sewer channels. • Painting of several pipelines with flow identification. • Plant horizontal markings. • Replacement of damaged baseboards in buildings. • Painting of several walls. TRANSENER - O&M AGREEMENT Busway 500 kV and DAG 500 kV (as from August 1, 2020) Extension of agreements in force relative to the maintenance of EHV Line 5 CN-TSE1 and Maintenance DAG 500 kV. • Thermographic inspection in overhead line connections (underground cable). • Inspection of cross-bonding boxes. • Monthly field inspection. • PM, tower grounding. • PM, measurements of span clearance. • PM, measurements of ambient noise. • PM, verification of rural wiring grounding. • Cleaning of tower insulators due to contouring, and first exterior paint treatment to avoid such contouring. • PM of EHV Line/DAG communication system. • Compliance with measurements for EHV Line public and environmental safety. • The replacement of insulators (affected by vandalism) started in retention tower No. 4. Glass insulators were replaced with polymeric insulators. PGS - O&M Agreement Gas Pipeline - Branch II (as from January 18, 2020) • PM, periodical inspections using different frequencies • PM, potential verification • Replacement of signboards, removed because they had been vandalized. • Repair due to partial subsidence along route. SAN LORENZO SITE (COGENERATION POWER STATION– TERMINAL 6) Annual Report 2025 64 TGN - O&M Agreement Gas Pipeline - Branch I (as from September 2020) • PM, periodical inspections using different frequencies • PM, potential verification • PM, leak detection • Repairs due to vandalism in the area (removal of batteries and charger, solar panels, power transformer belonging to the EPE) • Addition of a gas-fired self-generator to supply electrical power to the chromatograph, independent of the distributor's transformer due to low availability (mainly caused by vandalism) INQUINAT - Reverse Osmosis Assistance and Supply Agreement (as from October 2023) • Evaluation of equipment operation. • Provision of consumables for operations. • Monthly plant visits. • Monthly performance reports. IMPROVEMENTS • Addition of a new intruder detection system, including audible alarm and photographic cameras in the venue (in the area where the gas pipeline starts), to deter possible vandalism/theft. • Replacement of access gate on Combate Punta Quebracho street. • New platforms for accessing plant valves. • Installation of pipelines to recover process water in water plant. • Replacement of metallic grating with FRP (Fiberglass Reinforced Plastic) in the chemical area of the water plant. • Replacement of reinforced grates at road crossings of stormwater channels. • Various building repairs in the lobby, water plan and administrative building. SAN LORENZO SITE (COGENERATION POWER STATION– TERMINAL 6) Annual Report 2025 65 • New vehicle road to access the operating areas using a forklift. • Placement of anti-bird nets in chemical tank yard (eradication of pigeons in the area) • Installation of welded mesh under roof decks to prevent bird nesting in various pump areas. • Installation of laser in turbine building to drive pigeons away. • Land filling in water plant to prevent subsidence. • Commissioning of wastewater treatment plant. • Filling and modification of slopes in stormwater channel, requested by Terminal 6. • Installation of pipe support platforms to access equipment. • Fabrication and assembly of handrails in GRMS. • Modification to the oil system operation to improve operation. • Installation of pipelines for water recirculation in neutralization tank. • Replacement of metallic dosing pipes with UPVC in the water plant for better resistance. • New pipeline to receive sedimented water from Terminal 6. • Adjustments to seal water circuit for effluent pumps. • Automation of various valves in water plant. • Addition of new licenses in PCS7. • Addition of NAS disk in PCS7 for backups. • Replacement of fan control panels in turbine buildings. • Addition of instrumentation in river pumps for protection. • Replacement of ball valve with sluice valve at sedimented water tank outlet. SAN LORENZO SITE (COGENERATION POWER STATION– TERMINAL 6) Annual Report 2025 66 INITIATED IMPROVEMENTS STILL IN PROGRESS • Reinforcement of structure of river pumps in Terminal 6 pier. • New pipeline in river pump header in Terminal 6 (LOOP). • New pipe support platforms in GRMS area. • Installation of chain operators on elevated valves with no access. • Installation of pipelines for pump water recirculation cooling tower. • Commissioning of truck loading facility. • Construction of new dilution panel for mixed polishing bed. • Installation of new dilution sensors in water plant. • New civil works for various repairs. • Re-routing of sample discharge to hot industrial drains. • Auxiliary cooling water containment. • New enclosures in fire valve panel to prevent freezing in winter. • Project DAG 132 kV. • New gas storage site. • Reconditioning of laminating table: improvement of access and fall prevention. • Civil works in water plant. • Civil works in gas pipeline scraper reception station. • Replacement of doors and enclosures in gas launcher station affected by vandalism. • New enclosure in equipment / product storage racks. Annual Report 2025 05 Human Resources Annual Report 2025 68 HUMAN RESOURCES During 2025, our planning efforts focused on strengthening organizational performance and the sustainable development of our people. Through a comprehensive approach, we implemented initiatives aimed at enhancing capabilities, developing leadership, and consolidating an employee experience aligned with our culture, contributing to the creation of committed teams prepared to support the company’s challenges. TRAINING AND DEVELOPMENT Training is a core pillar in driving the development and professional growth of our employees. Each year, we work closely with all areas of the company to design and implement the Annual Training Plan. In 2025, we strengthened our initiatives through “Usina Digital,” particularly its Training module, which offers online courses, supports the management of in‑person activities, provides access to individual and team learning records, and allows users to recommend training activities, among other features. In line with our commitment to strengthening key business competencies and enhancing both individual and collective performance, we delivered specialized workshops for analysts, supervisors, managers, and directors. This approach made it possible to align essential skills with the company’s strategic objectives. Additionally, we worked together with the Hygiene and Safety, Environmental, Occupational Health, Quality, Internal Audit, and Information Technology areas to develop training programs aimed at promoting behavioral change, raising awareness, and strengthening commitment to these key topics. We continued to promote cross‑area team‑building sessions, creating dynamic and collaborative spaces that fostered learning, reflection, and the establishment of individual and group commitments. We also fostered awareness‑building initiatives on unconscious bias and gender perspective through innovative workshops. Throughout the year, more than 11,016 training hours were delivered across the company’s different sites in‑person, virtually, and in hybrid formats. . Annual Report 2025 69 HUMAN RESOURCES PERFORMANCE AND TALENT We also strengthened the performance management process through the HRadvant platform, with the aim of enhancing current competencies and developing new skills that enable our employees to take on strategic roles within the organization. This process included goal‑setting, feedback sessions, and competency assessments, supported by the company’s specific Competency and Performance Management manuals. These actions fostered greater organizational commitment, reflected in a 68% participation rate among our employees. CULTURE AND EXPERIENCE At the beginning of the school year, gift cards for school supplies were provided for employees’ children, along with gifts for special occasions such as Children’s Day, the birth of a child, International Women’s Day, Christmas, birthdays, and a Welcome Kit for all new employees joining Central Puerto. We implemented improvements to the cafeteria service and the snack machine, and introduced a monthly birthday celebration as part of the employee experience. To support the integration of new hires, we continued to strengthen the onboarding process through the “My First Steps” program, which encourages the exchange of experiences, advice, and suggestions among newcomers, fostering continuous improvement. In addition, “On‑site walkthroughs” were maintained, allowing new employees to gain first‑hand insight into the core of the business. OCCUPATIONAL HEALTH The Medical Service carried out a range of actions and activities aimed at promoting and maintaining the physical and mental well‑being of everyone in the company. Among the initiatives implemented, we highlight the following: 110 doses were administered as part of the Influenza Vaccination Campaign and Hypertension Awareness Week, both designed to reinforce the importance of regular health check‑ups; accident‑response drills focused on strengthening emergency readiness; a Breast Cancer Prevention session led by a medical specialist; a Men’s Health awareness initiative; and the completion of the Annual Health Examinations, in compliance with the requirements established under Resolution 905/15. HUMAN RESOURCES Annual Report 2025 70 The Annual Training Plan included courses, workshops, and talks delivered both in person and virtually, to ensure access to training on occupational health and safety. In addition, through the Medical Service’s profile on Viva Engage, informational content related to key health awareness dates was shared. Regarding audits, the team participated actively in both internal and external reviews. Infrastructure improvements continued across the company’s various sites through the supply of essential equipment, including AEDs (automated external defibrillators), trauma bags, and additional first‑aid kits. These actions reflect the company’s commitment to the comprehensive care of its employees, ensuring their well‑being and safety at all times. TALENT ATTRACTION Through its Employment Policy and Code of Corporate Conduct, Central Puerto ensures equal employment opportunities for all individuals who meet the necessary requirements for a role, without discrimination based on race, sex, religion, ancestry, or any other differentiating factor. In this way, all candidates who meet the suitability criteria for the positions they seek will have access to the same opportunities across all aspects of the employment relationship. In recruitment and selection processes, we consolidated our searches through Hiring Room. By the end of fiscal year 2025, 82% of open positions were filled. We also strengthened our initiatives through Usina Digital. In addition, the Internship Program continued, and 10 interns joined the team to apply and develop the theoretical knowledge acquired during their university studies across different areas of the organization. Five young professionals were also hired, further reinforcing the development of emerging talent within the company. 06 Environment, Health & Safety, and Quality Annual Report 2025 72 ENVIRONMENT, HEALTH & SAFETY, AND QUALITY OUR COMMITMENT At Central Puerto, we direct our activities toward sustainable development, promoting actions with a long‑term perspective and adapting to the context of both the industry and society. Year after year, we renew our commitment by conducting activities in compliance with quality, occupational health and safety, and environmental standards. POLICY In line with our Environmental, Quality, Safety, Hygiene, and Occupational Health Policy, our mission is to produce electrical energy and steam, and to commercialize them in the Argentine and regional markets, seeking to meet the needs of the community, our customers, employees, and shareholders. To reach these goals, we commit to: • Manage the Environmental, Quality, Occupational Health and Safety areas to achieve the Company’s objectives and ensure compliance with applicable legislation and with any additional requirements voluntarily adopted. • Treat Environment, Quality, Occupational Health and Safety as a single, unified management priority. • Establish, communicate, and promote objectives that drive the continuous improvement of all processes and activities, whether carried out by Company personnel or third parties. • Provide the necessary resources and ongoing training required to meet the established objectives and to support the development of all processes and activities. • Engage all levels of the organization by providing spaces for involvement, participation, and consultation in the processes covered by the management system. We conduct the Environmental Management with a focus on Sustainable Development and by applying the following principles: • Prevention of environmental pollution by controlling the impact of the activities performed. • Rational use of energy, encouraging waste reduction and recycling. • Preservation of natural resources and ecological balance. • Improvement of the overall quality of life of the community. Annual Report 2025 73 ENVIRONMENT MANAGEMENT OF NATURAL RESOURCES We are fully committed to reducing the risks associated with our operations and to safeguarding the wellbeing of our community. To this end, our approach is guided by 4 environmental concepts: • Reducing waste generation. • Raising environmental awareness. • Introducing circular‑economy principles into the end‑of‑life stage of materials. • Protecting and preserving local flora and fauna. ENERGY Aware of the environmental impact of energy consumption, both electricity and fossil fuels, we continue to incorporate renewable energy to the Argentine matrix to reduce the issuance of greenhouse gases through our 7 wind farms and our recently-added solar farm. This benefits the environment and, consequently, improves the quality of life of society. WATER Water consumption comes from phreatic wells, surface‑water bodies, and the distribution network. In this regard, all Central Puerto sites carry out the corresponding procedures to obtain the authorizations and permits required by the competent authorities in each jurisdiction. Thermal power stations: We use water for cooling condensers, heat exchangers, and auxiliary equipment, as well as for the electricity‑generation process itself. The water used for cooling is filtered beforehand and returned to the river free of foreign objects and/or residues. In addition, each thermal power station conducts the corresponding periodic controls to ensure full traceability of the process. Piedra del Águila Hydroelectric Power Station: In addition to the water used for power generation, we also use water for facility maintenance. Wind farms: We only use water for facility‑maintenance activities. In parallel, we carry out continuous monitoring of the resource and even conduct drills to prevent spills into rivers. These activities are conducted jointly with the authorities that have jurisdiction in the communities where we operate. Solar farms: Drinking water for human consumption is supplied through bottled mineral water, while the water used for operational activities (such as panel cleaning, occasional irrigation, among others) is sourced from aquifers and delivered to the site by an external provider. Annual Report 2025 74 ENVIRONMENT EFFLUENTS The industrial effluents generated during the process are sent to treatment plants to ensure compliance with the legally required discharge parameters, whether for their return to surface‑water bodies or for their reuse in irrigation systems. During 2025, no spills were recorded that caused significant impacts on watercourses or natural habitats. WASTE At all sites, we segregate waste at the point of origin, classifying it into recyclable, municipal solid waste (MSW), non‑hazardous industrial waste, hazardous/special waste, and biomedical/pathological waste. Likewise, transportation and final disposal are managed through duly authorized providers. The waste‑management objectives established are as follows: • Meet the requirements of our stakeholders and other obligations. • Minimize waste generation. • Promote circular‑economy principles through reuse and recycling. • Coordinate with our service providers the removal and final disposal of the waste generated from awarded works. Annual Report 2025 75 ENVIRONMENT SOIL At our thermal power stations, we carry out strict preventive controls on fuel‑storage facilities to protect the soil from potential spills or leaks. Every year, we conduct hydrocarbon‑spill drills at our sites, including wind farms, as part of our training program. In addition, we perform monthly monitoring of the water table through the piezometers installed at each site to verify the absence of hydrocarbons in the soil. Likewise, we manage the required annual safety audits of fuel‑storage tanks, as well as the corresponding technical and environmental audits, in compliance with applicable regulations. During 2025, no events were recorded that resulted in significant impacts on soil. EMISSIONS As electricity generators, we implement a monitoring plan for gas emissions, following the frequency and methodology required by each regulatory authority and in compliance with the limits established under current regulations. In addition, we maintain a corporate inventory of Greenhouse Gas (GHG) emissions, calculated in accordance with the Greenhouse Gas Protocol (GHG Protocol). In parallel, we periodically analyze the evolution of the results to identify deviations and keep the inventory of emission sources up to date. BIODIVERSITY Throughout 2025, we continued to work actively on biodiversity conservation at our Río Cuarto, Villarino, and Bahía Blanca wind farms. In addition, across all our wind farms, we have recorded effective bird and bat fatality‑control rates below the thresholds established for each area of influence, in accordance with international standards. Annual Report 2025 76 HEALTH & SAFETY Throughout 2025, our management efforts focused on promoting a culture of safety and prevention, working on the identification and mitigation of risks affecting our personnel as well as all contractors providing services to the company, and training our teams to create and maintain a safe and healthy environment for everyone performing activities within our facilities. Occupational Health and Safety management is framed within our Integrated Management System (SIG). This has enabled us to establish processes, policies, and mechanisms to manage activities, as well as to define strategic objectives and targets aimed at achieving continuous improvement and ensuring proper performance, ultimately leading to ISO 45001 certification. HAZARD IDENTIFICATION AND RISK ASSESSMENT Our preventive management was based on the development of a task‑classification matrix, the identification of hazards, and the assessment of risks for the definition of operational controls. EMERGENCY RESPONSE AND FIRE PROTECTION The “Emergency Management” procedures were updated in order to identify and respond appropriately to potential emergency situations and accidents that may impact the environment, safety, or the occupational health of both company personnel and contractors. The Health and Safety teams ensure the availability of all fire‑protection equipment at the sites. Emergency drills were carried out with the participation of personnel and external response forces, allowing us to assess the level of knowledge and effectiveness. No significant deviations were identified. INCIDENTS The incident procedures were updated, and those identified in 2025 were managed through root‑cause investigations and the implementation of immediate and corrective actions within the dedicated management system. PLANNING – LEGAL COMPLIANCE During 2025, the Health and Safety representative at each site defined the annual Health and Safety Plan in accordance with the applicable regulatory framework. These plans were monitored throughout the year, achieving a high level of compliance. Annual Report 2025 77 HEALTH & SAFETY CONTRACTORS The corporate procedure used for contractor documentation control was updated, incorporating service improvements that ensure a more efficient process. RISK MAPS We worked on updating the risk maps by identifying chemical, physical, and biological agents, as well as ergonomic aspects at the different workstations. The Risk Maps were submitted to the Aseguradora de Riesgo del Trabajo (ART, Occupational Risk Insurer) to ensure proper monitoring of workers’ health and compliance with the regulatory framework. TRAINING We designed and implemented a training plan that covered all Occupational Health, Safety, and Hygiene topics required by the applicable regulatory framework and by the hazard‑identification and risk‑assessment matrix, achieving a higher number of actual training hours than in 2024. HEALTH, SAFETY AND OCCUPATIONAL HEALTH COMMITTEE We planned periodic Health, Safety, and Occupational Health meetings and committee sessions with the different departments and management teams to address prevention needs, conduct follow‑ups, and develop improvement projects at each Company site. PROJECTS AND WORKS Our preventive management approach covers the entire business lifecycle. For this reason, during 2025 the Health and Safety team provided support to the different areas involved in the acquisition and/or construction of sites. Documents and control strategies were developed, enabling a very strong preventive performance. Annual Report 2025 78 HEALTH & SAFETY QUALITY Quality management across our processes is oriented toward comprehensively meeting the requirements of both our internal and external customers. This is achieved by ensuring that the operation of our generating units is carried out under the fundamental principles of safety, availability, and reliability. Our commitment to continuous improvement drives us to constantly analyze and optimize our operations, with the aim of increasing efficiency and achieving long‑term sustainable results. As part of this strategy, we continued working on the internal mapping of the Company’s key processes, with the purpose of identifying improvement opportunities and strengthening our operational capabilities. Additionally, we participated in various root‑cause analyses of events that occurred at our power generation facilities, collaborating with the different stakeholders involved in the affected processes to identify the root cause of each incident and recommend improvement actions that minimize the likelihood of recurrence. Both concepts (quality and continuous improvement) work in a complementary manner to ensure an effective and efficient organizational management approach aligned with the highest performance standards. INTEGRATED MANAGEMENT SYSTEM (SIG) The performance and management of our processes are continuously monitored through the Integrated Management System (SIG), which covers all of our operating assets. This system holds certifications granted by external and independent organizations, ensuring compliance with recognized international standards. During 2025, internal and external audits of the Integrated Management System (SIG) were carried out across all operational sites included in our certifications under ISO 9001 (Quality Management), ISO 14001 (Environmental Management), and ISO 45001 (Occupational Health and Safety Management). The results obtained from both processes were satisfactory, reflecting our commitment to operational excellence and continuous improvement. 07 Finances GENERAL REMARKS Annual Report 2025 80 During fiscal year 2025, the Company recorded an operating profit of $370,373 million, compared with an operating profit of $259,419 million in fiscal year 2024. The main drivers of this variation were: (a) higher revenues from spot‑market sales and increased sales under agreements; (b) lower operating expenses resulting from the Agreement with CAMMESA under SE Resolutions No. 58/2024 and 66/2024; (c) the reversal of impairment losses on property, plant and equipment and intangible assets; (d) a lower negative impact from loss‑related expenses; and (e) higher income from insurance recoveries. These effects were partially offset by: (a) lower operating income from net foreign‑exchange differences and customer interest, mainly related to CVO receivables; (b) the negative result from the growth and revaluation of biological assets; and (c) higher cost of sales, primarily due to fuel purchases. The operating profit mentioned above is further increased by non‑operating results, which were higher than those recorded in fiscal year 2024. The main drivers of this increase were: (a) a higher positive result from the share of net income of associates; (b) a higher result from investments in entities measured at fair value; (c) a lower interest expense on loans; and (d) a higher positive result from exposure to changes in the purchasing power of the currency. These effects were offset by the lower result from the holding of financial assets, the higher negative impact from foreign‑exchange differences, and the negative result generated by the interest rate swap. As a consequence of the above, the Company recorded a net profit before taxes of $453,028 million for fiscal year 2025, compared with a profit of $187,736 million in fiscal year 2024. In summary, the main drivers of the increase in net profit for the year were: higher revenues from spot‑market sales and increased sales under agreements; lower operating expenses resulting from the Agreement with CAMMESA under SE Resolutions No. 58/2024 and 66/2024; the reversal of impairment losses on property, plant and equipment and intangible assets; a higher positive result from the share of net income of associates; and a higher result from investments in entities measured at fair value. These results were partially offset by lower operating income from net foreign‑exchange differences and customer interest, mainly related to CVO receivables; higher cost of sales, primarily due to fuel purchases; and a lower result from the holding of financial assets. Net profit for fiscal year 2025 amounted to $230.61 per share, compared with net profit of $43.42 per share for fiscal year 2024. GENERAL REMARKS Annual Report 2025 81 OUTLOOK FOR THE CURRENT FISCAL YEAR Going forward, the Company will continue to prioritize improvements in efficiency, both in the operation of its generation units and in the management of its resources. In this regard, on September 1, 2025, two battery energy storage system projects were awarded (a 150 MW project at Nuevo Puerto power station and a 55 MW project at Costanera power station). This project adds to the additional generation capacity from the works and acquisitions completed during 2025 (the San Carlos and Cafayate solar farms and the combined‑cycle closure of Brigadier López power station), which will jointly contribute 235 MW. In this way, the Company will continue focusing on the expansion of its electric power generation capacity and forestry production, thereby strengthening its position as one of the leading companies in the electric power and forestry sectors. ALLOCATION OF FISCAL YEAR RESULTS Net Income for Fiscal Year 2025 amounted to ARS 346,353,873 thousand, while the balance of accumulated retained earnings as of December 31, 2025 totals ARS 332,495,992 thousand. The Board of Directors proposes that such amounts be allocated to the creation of an Optional Reserve to be used, at the Company’s discretion: (i) for the payment of dividends, based on the evolution of the Company’s financial condition and the provisions of its current dividend distribution policy, delegating to the Board of Directors the authority to release such reserve, in whole or in part, for the payment of dividends and to determine the timing, currency, terms, and conditions of such payment, in accordance with the scope of the delegation granted by the Shareholders’ Meeting; and (ii) for the acquisition of the Company’s treasury shares, delegating to the Board of Directors the authority to determine the timing, terms, and conditions for the release of such reserve, in whole or in part, for such purpose. Furthermore, it is proposed to release the excess of the legal reserve in the amount of ARS 29,273,279 thousand. GENERAL REMARKS Annual Report 2025 82 FINANCIAL PERFORMANCE During 2025, the Company continued with the combined‑cycle closure project at the Brigadier López thermal power station and the construction of the San Carlos Solar Farm, both of which were commissioned toward the end of the year, increasing the Group’s installed capacity by approximately 155 MW. This organic growth is complemented by an additional 80 MW of inorganic growth resulting from the acquisition of the Cafayate Solar Farm, located in the Province of Salta, in early September 2025. On the other hand, in 2025 the Company was awarded two significant tenders. First, at the end of August, Central Puerto was selected for two energy‑storage projects under the Alma‑GBA tender: 150 MW to be installed at the Nuevo Puerto site and 55 MW to be built at the Costanera site. Second, toward the end of the year, the Group won the auction conducted by the Argentine Government for the award of the shareholding package of the company holding the concession to operate Piedra del Águila Hydroelectric Power Station (Piedra del Águila Hidroeléctrica Argentina S.A.) for a 30‑year term, thereby ensuring continuity of the operation that Central Puerto has carried out at this hydroelectric complex since 1993. All these achievements were made possible, on the one hand, by highly professional and competent multidisciplinary teams committed to maintaining Central Puerto’s leadership position in the markets in which it operates. On the other hand, they were enabled by the Company’s sound and solid financial position, as well as the efficient management of its financial resources. In this regard, two important milestones occurred in 2025 that allowed the Company to carry out the commercial achievements mentioned above. First, the issuance of Class C Corporate Bonds, for a face value of USD 89,067,309, launched to the market at the end of August. The above‑mentioned face value resulted from two consecutive placements, allowing the Company to raise funds in the local financial market at a highly competitive rate in terms of both amount and maturity, comfortably exceeding the issuance’s initial funding target. Second, the Company entered into an A/B‑type syndicated loan agreement with the International Finance Corporation (IFC) for USD 300,000,000, with an average life of approximately five years. This loan was structured specifically to meet the financing needs arising from the award of Piedra del Águila Hidroeléctrica Argentina S.A. and part of the battery‑storage project. Central Puerto

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: March 26, 2026	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact